                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-28599
                                4,000,000 SHARES

   [LOGO]    DOLLAR TREE STORES, INC.

                                  COMMON STOCK

    ALL OF THE 4,000,000 SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS.

    THE COMPANY'S COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "DLTR." ON JUNE 19, 1997, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $49.50 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               -----------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                                   COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                                      ANY
                  REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                  PRICE                  UNDERWRITING          PROCEEDS TO SELLING
                                                TO PUBLIC                DISCOUNT (1)            SHAREHOLDERS (2)
PER SHARE..............................           $48.50                    $1.84                     $46.66
TOTAL (3)..............................        $194,000,000               $7,360,000               $186,640,000

(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(2) BEFORE DEDUCTING ESTIMATED OFFERING EXPENSES OF $400,000, WHICH WILL BE PAID BY THE SELLING SHAREHOLDERS.

(3) THE SELLING SHAREHOLDERS HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 600,000 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL, THE PRICE TO PUBLIC WILL TOTAL $223,100,000, THE UNDERWRITING DISCOUNT WILL TOTAL $8,464,000 AND THE PROCEEDS TO SELLING SHAREHOLDERS WILL TOTAL $214,636,000. SEE "PRINCIPAL AND SELLING SHAREHOLDERS" AND "UNDERWRITING."

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING THE SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT THE OFFICE OF MONTGOMERY SECURITIES ON OR ABOUT JUNE 25, 1997.

                              -------------------
MONTGOMERY SECURITIES
          ALEX. BROWN & SONS
                       INCORPORATED

                     GOLDMAN, SACHS & CO.

                                SMITH BARNEY INC.

                                 JUNE 19, 1997

                            [Map of Store Locations]

                             [External Store Photo]

                          [Three Internal Store Photo]

    Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing transactions and the purchase of Common Stock to cover syndicate short positions. For a description of these activities, see "Underwriting".

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION (INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO) INCLUDED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, WHICH SHOULD BE READ IN ITS ENTIRETY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  THE COMPANY

    Dollar Tree Stores, Inc. ("Dollar Tree" or the "Company") is the leading operator of discount variety stores offering merchandise at the $1.00 price point. The Company's stores, which are designed to be the modern day equivalent of the traditional variety store, offer a wide assortment of quality everyday general merchandise in many traditional variety store categories, including housewares, seasonal goods, food, toys, health and beauty aids, party goods, stationery, hardware, gifts, books and other consumer items. As of March 31, 1997 the Company operated 767 stores principally in strip centers and malls in 26 states in the Southeastern, Midwestern, Mid-Atlantic, Southcentral and Northeastern United States.

    Dollar Tree has increased its net sales and operating income in each year since its inception in 1986. During the past five years, the Company has grown significantly, with the number of stores increasing from 186 at December 31, 1991 to 737 at December 31, 1996. The Company's net sales increased from $120.5 million in 1992 to $493.0 million in 1996, a compound annual growth rate of 42.2%. In addition, operating income increased from $12.5 million in 1992 to $60.2 million in 1996, a compound annual growth rate of 48.2%. The Company's net sales increased 38.6% from $85.0 million to $117.7 million, and operating income increased 142.9% from $2.6 million to $6.2 million from the three months ended March 31, 1996 to the three months ended March 31, 1997.

    Dollar Tree believes that its ability to operate successfully in major metropolitan areas, mid-sized cities and small towns, in both strip center and mall based locations, its ability to concentrate multiple stores in a single market and its attractive store level economics provide it with a wide range of real estate opportunities and will facilitate its continued expansion. The Company's expansion plan is to increase its presence in its existing markets and to selectively enter new markets. Dollar Tree opened 82 new stores in 1994, 94 new stores in 1995 and 104 new stores in 1996. In addition, the Company added 136 stores through its acquisition of Dollar Bills, Inc. ("Dollar Bills") in January 1996. The Company anticipates expanding by approximately 145 to 150 stores in 1997 (30 of which had been added as of March 31, 1997), and by approximately 175 to 180 stores in 1998. The Company is focusing its expansion strategy on strip center locations anchored by strong mass merchandisers such as Wal-Mart, Target and Kmart, whose target customers management believes are similar to those of Dollar Tree. In 1996, the average investment per new store, including capital expenditures, initial inventory and pre-opening costs, was approximately $162,000, while the average new store (i.e., a store for which 1996 was its first full year of operations) had net sales of approximately $690,000. The Company's Dollar Tree stores have historically been profitable within the first full year of operation, with an average store level operating income of approximately $162,000 (approximately 23% of sales) for stores whose first full year of operation was 1996. The operating performance of the Company's stores has been very consistent, with over 90% of its stores having store level operating income margins in excess of 15% in 1996.

    Dollar Tree's management strives to exceed its customers' expectations of the range and quality of products that can be purchased for $1.00. Management believes that many of the items Dollar Tree sells for $1.00 are typically sold for higher prices elsewhere. The Company supplements its wide assortment of quality everyday core merchandise with a changing mix of new and exciting products, including seasonal goods (such as Christmas and Easter goods) and, to a limited extent, selected closeout merchandise. The wide variety and freshness of merchandise and the $1.00 price point create excitement for customers, which management believes results in "impulse" purchases and encourages consumers to make return visits to the store.

    Dollar Tree's three executive officers each have between 18 and 28 years of experience in the retail industry and have worked together for the past 18 years. In addition to their experience with Dollar Tree, they helped to manage the profitable growth of K&K Toys, Incorporated ("K&K Toys") from one toy store to a 136 store, mall based toy retailer. K&K Toys was profitable in every year of operation from 1970 until its sale in 1991.

    Dollar Tree believes that, given the Company's pricing structure, maintaining sufficient margins and tight control over store expenses, corporate expenses and inventories is critical to its success. Dollar Tree increased its operating income margin from 10.4% to 12.2% from 1992 to 1996 and from 3.0% to 5.3% from the three months ended March 31, 1996 to the three months ended March 31, 1997. Dollar Tree closely manages both retail inventory shrinkage and retail markdowns of inventory, limiting each to an average of less than 2.5% of annual net sales over the last five years.

                              RECENT DEVELOPMENTS

    In January, 1997, Dollar Tree purchased approximately 50 acres of land in Chesapeake, Virginia, ten miles from its current Norfolk location, in order to build a new Store Support Center consisting of an approximately 400,000 square foot distribution center and an approximately 76,000 square foot headquarters facility to replace the existing Norfolk facility. Management believes that upon completion of the Store Support Center, the Company's capacity to service stores will increase to approximately 1,600 stores, up from its current capacity of approximately 1,000 stores. The Company believes that the facility will be operational in early 1998, when it will be needed to support continued growth. It is currently anticipated that the Store Support Center will require an investment of approximately $34 million.

    On April 30, 1997, the Company issued $30 million of unsecured Senior Notes ("Notes") due April 30, 2004. The proceeds from the issuance of the Notes were used to pay down a portion of the Company's existing revolving credit facility, which will enable the Company to use that credit facility to fund capital expenditures for the new Store Support Center. The principal amount of the Notes is payable in five equal annual installments of $6 million beginning April 2000. Interest is payable semi-annually at a fixed rate of 7.29%.
                            ------------------------

    The Company was incorporated under the laws of Virginia in 1986 as Only One Dollar, Inc. and changed its name to Dollar Tree Stores, Inc. on December 14, 1993. The Company's principal executive and administrative offices are located at 2555 Ellsmere Avenue, Norfolk Commerce Park, Norfolk, Virginia 23513, and the Company's telephone number is (757) 857-4600. References to the Company and Dollar Tree include the Company's wholly-owned subsidiaries.

                                  THE OFFERING

Common Stock offered by the Selling Shareholders.........  4,000,000 shares
Common Stock to be outstanding after the offering........  26,019,647 shares(1)
Nasdaq National Market symbol............................  DLTR

------------------------

(1) Based on shares outstanding at June 1, 1997. Does not include up to 3,475,373 shares of Common Stock issuable upon the exercise of (i) options to purchase 993,195 shares of Common Stock and (ii) warrants to purchase 2,482,178 shares of Common Stock outstanding at such date.

            SUMMARY FINANCIAL INFORMATION AND CERTAIN OPERATING DATA
  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND SALES PER SQUARE FOOT DATA)

                                                                                                                  THREE MONTHS
                                                                                YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                                            -------------------------------  ----------------------
                                                                              1994       1995       1996       1996        1997
                                                                            ---------  ---------  ---------  ---------  -----------
INCOME STATEMENT DATA:
Net sales.................................................................  $ 231,601  $ 300,229  $ 493,037  $  84,975   $ 117,746
Gross profit..............................................................     86,120    112,677    182,137     29,070      41,291
Selling, general and administrative expenses:
  Operating expenses......................................................     54,993     70,504    111,401     24,288      32,116
  Depreciation and amortization...........................................      4,186      5,468     10,527      2,212       2,932
                                                                            ---------  ---------  ---------  ---------  -----------
      Total...............................................................     59,179     75,972    121,928     26,500      35,048
Operating income..........................................................     26,941     36,705     60,209      2,570       6,243
Net income................................................................  $  12,114  $  20,963  $  33,835  $     923   $   3,563
                                                                            ---------  ---------  ---------  ---------  -----------
                                                                            ---------  ---------  ---------  ---------  -----------
Net income per share(1)...................................................  $    0.44  $    0.76  $    1.19  $    0.03   $    0.12
                                                                            ---------  ---------  ---------  ---------  -----------
                                                                            ---------  ---------  ---------  ---------  -----------
Weighted average number of common shares and common share equivalents
  outstanding, in thousands(1)............................................     27,262     27,589     28,327     27,795      28,775
                                                                            ---------  ---------  ---------  ---------  -----------
                                                                            ---------  ---------  ---------  ---------  -----------

SELECTED OPERATING DATA:
Number of stores open at end of period(2):
  Mall....................................................................        154        173        202        179         211
  Strip center............................................................        255        327        535        481         556
                                                                            ---------  ---------  ---------  ---------  -----------
      Total...............................................................        409        500        737        660         767
                                                                            ---------  ---------  ---------  ---------  -----------
                                                                            ---------  ---------  ---------  ---------  -----------

Net sales growth..........................................................       38.1%      29.6%      64.2%      74.5%       38.6%
Comparable store net sales increase(3)....................................        9.1%       7.3%       6.2%      11.8%       10.9%
Average net sales per store(4)............................................  $     606  $     649  $     691  $     135   $     156
Average net sales per square foot(4):
  Mall....................................................................  $     241  $     246  $     249  $      49   $      49
  Strip center............................................................  $     197  $     209  $     220  $      43   $      44
  All stores..............................................................  $     214  $     221  $     229  $      45   $      46


                                                                                                                           AS OF
                                                                                                                         MARCH 31,
                                                                                                                           1997
                                                                                                                        -----------
BALANCE SHEET DATA:
Working capital.......................................................................................................   $  49,547
Total assets..........................................................................................................     192,324
Total debt............................................................................................................      35,776
Shareholders' equity..................................................................................................     106,339

------------------------

 (1) Net income per share has been computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. All warrants and options outstanding at December 31, 1994 have been considered outstanding for the entire year ended December 31, 1994 and are included in the calculation of the weighted average number of common shares and common share equivalents outstanding for net income per share computations in accordance with the rules of the Securities and Exchange Commission. For all periods after December 31, 1994, common share equivalents include the weighted average number of shares subject to stock options and warrants outstanding at the end of the period, after applying the treasury stock method.

 (2) The Company closed one store in 1994, three stores in 1995 and three stores in 1996.

 (3) Comparable store net sales increase compares net sales for stores open at the beginning of the first of the two periods compared. The comparable store net sales increase calculation for the three months ended March 31, 1997 includes net sales of Dollar Bills stores for the three months ended March 31, 1996 and March 31, 1997.

 (4) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for the three months ended March 31, 1997. The 1996 calculation does not include the 28 stores expanded in 1996 due to remodeling and/or relocation, which increased total square footage by approximately 29,900 square feet. Results for the three months ended March 31, 1997 may not be indicative of full year average net sales per store or average net sales per square foot due to seasonal fluctuations in sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

                                  RISK FACTORS

    BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY, A PROSPECTIVE INVESTOR SHOULD CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" FOR A DESCRIPTION OF OTHER FACTORS AFFECTING THE BUSINESS OF THE COMPANY GENERALLY.

RISKS ASSOCIATED WITH EXPANSION PLANS

    The Company has grown from its initial five stores in 1986 to 767 stores at March 31, 1997 and its net sales have grown significantly in the past several years. The Company intends to continue to pursue an aggressive store opening strategy. The continued growth of the Company is dependent, in large part, upon the Company's ability to open new stores on a timely basis and to operate them profitably. The Company plans to expand by approximately 145 to 150 stores in 1997 (30 of which had been added as of March 31, 1997), and by approximately 175 to 180 stores in 1998. As of March 31, 1997, the Company had signed leases with respect to 88 new stores and had reached an agreement in principle with respect to an additional 37 new stores to open in 1997 and had signed leases with respect to eight new stores and had reached an agreement in principle with respect to an additional eight new stores to open in 1998. However, successful expansion is subject to various contingencies, many of which are beyond the Company's control. These contingencies include, among others, (i) the Company's ability to hire, train and retain qualified managers and other personnel, and to maintain good relations with all of its employees, (ii) the availability of adequate inventory, capital resources and external financing, (iii) the Company's ability to identify and secure suitable store sites on a timely basis and on satisfactory terms and to complete any necessary construction or refurbishment of these sites, (iv) the Company's ability to retain its current store sites or substitute sites on satisfactory terms given that a substantial number of the Company's store leases contain provisions prohibiting a change in control of the Company or permitting the landlord to terminate the lease or increase rent upon a change in control of the Company, which provisions are arguably applicable in a substantial number of the Company's leases as a result of the recapitalization of the Company in 1993 and may be applicable in a small number of additional leases as a result of the Company's prior public offerings and this offering, and given that many of the Company's leases contain provisions with which the Company does not comply, including provisions requiring certain insurance and advertising and prohibiting competing Company stores within a specified radius, and (v) the successful integration of new stores into existing operations. As a result, there can be no assurance that the Company will be able to achieve its targets for opening new stores, that its new stores will be profitable or achieve net sales and profitability comparable to the Company's existing stores or that comparable store net sales increases will continue. Furthermore, there can be no assurance that the Company will anticipate all of the changing demands which its expanding operations will impose on its systems and personnel. The Company's failure to expand internal systems or to hire, train and retain qualified personnel as required by its growth could adversely affect its future operating results.

    In the remainder of 1997 and in 1998, the Company expects to expand in existing and selected new markets in the Southeastern, Mid-Atlantic, Midwestern, Southcentral and Northeastern United States. In some cases, stores will be located in markets where the Company has no or only limited store operations. The success of the Company's expansion plan is dependent upon the Company's ability to penetrate these markets successfully. There can be no assurance that the Company will do so. See "Business--Growth Strategy."

RISKS ASSOCIATED WITH NEW STORE SUPPORT CENTER

    The Company is currently constructing a new Store Support Center consisting of a new distribution center and headquarters facility in Chesapeake, Virginia, to replace its Norfolk facility. Management believes the new Store Support Center and related costs will require an investment of approximately

$34 million. When the new Store Support Center is complete, the Company plans to relocate to this facility from its Norfolk facility. If the Company is unable to sublease the Norfolk facility, it would remain obligated for the rent and pass-throughs under the lease until June 2004, at an annual cost of approximately $744,000. The new distribution center will incorporate sophisticated materials handling technologies, including a new automated conveyor and sorting system. Management believes that upon completion of this facility, the Company's capacity to service stores will increase from approximately 1,000 to 1,600 stores. The Company also believes that the new distribution facility will be operational in early 1998, when its increased capacity will be necessary to support stores that are projected to be open as of that date. There can be no assurance that delays will not be experienced in opening the distribution center or that complications will not arise in the operation of the distribution facility or in the smooth transition of Company systems to the Store Support Center. Any such delays or complications could result in significant interruption in the receipt and distribution of merchandise or the management of the stores. Further, there can be no assurance that the project will not experience cost overruns or that an acceptable tenant can be found to sublease the Norfolk facility. Any of the foregoing problems could materially adversely affect the Company's business, financial position or results of operations. See "Risk Factors--Disruptions in Receiving and Distribution" and "Business--Warehousing and Distribution."

RISKS ASSOCIATED WITH IMPORTS

    In 1995 and 1996, the Company purchased approximately 34% and 32%, respectively, of its merchandise based on cost and approximately 37% and 35%, respectively, of its merchandise based on retail, directly from vendors located abroad, primarily in Hong Kong and Taiwan (through which the Company's Chinese imports flow), Thailand, Italy, Mexico and Indonesia. The Company expects imports to continue to account for approximately 35% to 40% of total purchases at retail. In addition, the Company believes that a substantial portion of the goods the Company purchases from domestic vendors are manufactured abroad. These arrangements are subject to the risks of relying on products manufactured abroad, including import duties and quotas, loss of "most favored nation" ("MFN") trading status, currency fluctuations, work stoppages, economic uncertainties including inflation, foreign government regulations, lack of compliance by foreign manufacturers with U.S. consumer protection laws (for which Company may be responsible as the importer of record) and intellectual property laws, political unrest and trade restrictions, including U.S. retaliation against unfair foreign practices. While the Company believes that it could find alternative sources of supply, an interruption or delay in supply from China or certain of the Company's other foreign sources, or the imposition of additional duties, taxes or other charges on these imports, could have a material adverse effect on the Company's business and results of operations unless and until alternative supply arrangements are secured. Moreover, products from alternative sources may be of lesser quality and/or more expensive than those currently purchased by the Company.

    China is the source for a majority of the Company's direct imports and, the Company believes, is also the largest source of its indirect imports. Several trade-related and other issues have recently heightened tensions between the governments of the United States and China. These issues include allegations of Chinese interference in U.S. national elections, China's human rights record, the July 1, 1997 transfer of Hong Kong from Great Britain to China, Congress' growing concern over religious persecution in China, China's alleged sale of weapons to Iran and Pakistan, the growing U.S. trade deficit with China and the ongoing negotiations concerning China's accession to the World Trade Organization.

    China is currently accorded MFN status by the United States, and, as such, products imported from China are generally subject to favorable United States import duties. The MFN status of China is reviewed annually by the United States government and, accordingly, extension of such status is subject to political uncertainties. In May 1997, President Clinton transmitted his formal recommendation to the U.S. Congress that MFN status for China be renewed. However, various interest groups continue to urge that the United States not renew China's trade status. The Congress now has until September 1, 1997 to decide whether to oppose the President's recommendation. As a result of the number of outstanding issues that currently exist between the United States and the Chinese government, there is significant opposition in the U.S. Congress to the extension of MFN status for China. Loss of China's MFN status could impose significantly higher purchasing costs on the Company, including increased tariffs on goods, and could have a material adverse effect on the Company's business and results of operations unless and until alternative sources of supply were secured.

    The U.S. Trade Representative ("USTR") is required under U.S. law to determine whether the practices of foreign countries deny adequate and effective protection of intellectual property rights or fair and equitable market access and, if so, to take retaliatory measures, including the possible imposition of punitive import duties. In 1995 and 1996, the United States and China were involved in controversies over the protection in China of intellectual property rights that caused the USTR to designate China as a "priority foreign country" and threaten the imposition of 100% punitive import duties on selected Chinese goods. On April 30, 1997, citing "significant progress," the USTR replaced China's designation as a "priority foreign country" with a new designation under
Section 306 of the Trade Act of 1974, removing the threat of immediate punitive action but signaling the need for continued improvement and stronger enforcement of the existing intellectual property agreements. This Section 306 status requires the USTR to monitor Chinese compliance with the agreements and authorizes the USTR to move directly to trade sanctions, including the possibility of punitive import duties, if such monitoring reveals slippage in Chinese enforcement of the agreements. If the USTR decides that products that the Company imports should be targeted for punitive import duties, the Company expects that it would substitute similar goods from other countries or other categories of goods, which would likely be at higher cost. The imposition of punitive tariffs on such Chinese products could have a material adverse effect on the Company's business and results of operations unless and until alternative sources of supply were secured.

    The Company purchases a significant amount of its direct Chinese imports through trading companies located in Hong Kong. Importing goods from China or through Hong Kong involves significant risk. In 1996, a Hong Kong trading company obtained payment on a number of letters of credit issued on the Company's behalf by falsely claiming that conforming goods had been shipped, when, in fact, the trading company had either shipped non-conforming goods or empty containers.

    Hong Kong is currently a British Crown Colony. Sovereignty over Hong Kong will be transferred to China on July 1, 1997. While political disagreements have arisen over certain aspects of Hong Kong's transition from British to Chinese sovereignty, the Company does not believe that the transfer of sovereignty will have a material adverse effect on the Company's business. However, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong or in China, and any instability could have an adverse impact on the Company's business.

DISRUPTIONS IN RECEIVING AND DISTRIBUTION

    Substantially all of the Company's inventory is shipped directly from suppliers to the Company's distribution centers in Norfolk, Virginia, Memphis, Tennessee, and Chicago, Illinois where the inventory is processed and then distributed to stores. The Company's success depends in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules (especially those from the Far East) and effective management of the distribution centers. Although management believes that its receiving and distribution process is efficient and well positioned to support the Company's expansion plans, there can be no assurance that the Company has anticipated, or will anticipate, all of the changing demands which its expanding operations will impose on its receiving and distribution system or that events beyond the control of the Company will not result in delays in the delivery of merchandise to the stores. See "Risk Factors--Risks Associated with New Store Support Center" and "Business--Warehousing and Distribution."

LEGAL PROCEEDINGS

    On January 31, 1996, the Company bought all of the capital stock of Dollar Bills, pursuant to a stock purchase agreement. In March and April 1996, Michael and Pamela Alper (the "Alpers"), former shareholders of Dollar Bills, together with a corporation they control, filed lawsuits in the state and federal courts in Illinois, against the Company and one of its employees relating to the Dollar Bills transaction. The lawsuits sought to recover compensatory damages of not less than $10 million (which could be tripled under the federal antitrust law claim described below), punitive damages, attorney's fees, costs and injunctive and other relief.

    In the lawsuits, the plaintiffs claim that the Company defrauded the Alpers into selling the wholesale operations which were owned by Dollar Bills; improperly obtained and misused confidential and proprietary information; breached the provisions of a confidentiality agreement and stock purchase agreement relating to the acquisition; intentionally or negligently misrepresented its intentions with respect to the wholesale operations; conspired to violate antitrust law by excluding the plaintiffs as competitors in the wholesale business, and violated Section 10(b) of the Securities Act of 1934 and Rule 10b-5 promulgated thereunder. The Company emphatically denies the plaintiffs' claims and continues to vigorously defend itself in this matter.

    The Company filed motions to dismiss the litigation in both the Circuit Court of Cook County, Illinois (the "State Court") and in the U.S. District Court for the Northern District of Illinois ("Federal Court"). On June 28, 1996, the State Court denied the Company's motion to dismiss. Plaintiffs subsequently dismissed their suit in State Court voluntarily. The Company then appealed the State Court's denial of its motion to dismiss, and the appeal is currently pending.

    On November 26, 1996, the Federal Court dismissed all counts of the plaintiff's lawsuit against the Company and the co-defendant, and plaintiffs did not appeal. Plaintiffs are now precluded from refiling their federal securities and federal antitrust claims against the Company in the future. The Federal Court ruling does not, however, specifically preclude plaintiffs from refiling their state law claims in State Court in the future.

    Based on management's understanding of the facts (which facts are contested by the plaintiffs), the current procedural posture of the dispute and the advice of its lead litigation counsel for this matter in reliance on such facts, the Company believes it is unlikely that the plaintiffs will ultimately prevail on the merits of this dispute. Accordingly, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's results of operations or financial condition. Nevertheless, particularly in light of the contested factual assertions, there can be no assurance regarding the ultimate outcome of any future litigation or that any such litigation will not have a material adverse effect on the Company's results of operations or financial condition.

ADVERSE ECONOMIC FACTORS

    The Company's ability to provide quality merchandise at the $1.00 price point is subject to certain economic factors which are beyond the Company's control, including inflation, minimum wage levels, other operating costs such as employee health care costs, consumer confidence and general economic conditions. There can be no assurance that such factors will remain favorable and in particular that health care costs or other costs will remain at current levels. The federally mandated minimum wage increased by $.50 per hour on October 1, 1996 and will increase by an additional $.40 per hour on September 1, 1997. Unless offsetting cost savings are realized (and no assurance can be given that they will be), an increase in inflation, minimum wage and health care or other operating costs or a decline in consumer confidence or general economic conditions could have a material adverse effect on the Company's business and results of operations, especially given the constraints on the Company's ability to pass on any incremental costs through price increases.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant extent upon the leadership and performance of its senior management team, particularly J. Douglas Perry, Chairman of the Company's Board of Directors, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer. While the Company believes that its senior management team has significant depth, the loss of services of any of the Company's executive officers could have a material adverse impact on the Company. None of the executive officers is currently bound by any employment or non-competition agreement. See "Management." In addition, the Company's revolving credit facility provides that it is an event of default for Mr. Perry and his wife, Mr. Brock and his wife, Mr. Compton, and trusts for the benefit of their family members to beneficially own collectively less than 10% of the aggregate of all voting stock in the Company and other ownership rights and interests to such voting stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

    The retail industry is highly competitive. The Company's competitors include mass merchandisers, discount stores, variety stores, closeout stores and other $1.00 price point stores. Several of the largest operators of discount stores at the $1.00 price point (or their parent companies) have filed for or emerged from bankruptcy protection in U.S. bankruptcy court and have closed a number of their stores, while others have abandoned the $1.00 price point concept and/or reconfigured their stores. The Company may face competition in the future which could have an adverse effect on its financial results. See "Business-- Competition."

LIMITED AVAILABILITY OF SUITABLE MERCHANDISE

    The Company's success depends in large part upon its ability to select and purchase quality merchandise at attractive prices in order to maintain a balance of regularly available core products and a changing mix of fresh merchandise at the $1.00 price point. The Company has no continuing contracts for the purchase of merchandise and must continuously seek out buying opportunities from both its existing suppliers and new sources, for which it competes with other variety, closeout and $1.00 price point merchandisers. Although the Company believes that its management has long-standing and satisfactory relationships with its suppliers, there can be no assurance that the Company will be successful in maintaining a continuing and, in light of the anticipated addition of new stores, an increasing supply of quality merchandise at attractive prices. See "Business--Merchandising and Store Format."

SEASONALITY AND QUARTERLY FLUCTUATIONS

    The Company has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for the Company are the Christmas and Easter seasons. A disproportionate amount of the Company's net sales and a substantial majority of the Company's operating income and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason the Company's net sales were below seasonal norms during the fourth quarter, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's annual operating results, particularly operating and net income, could be adversely affected. Historically, net sales, operating income and net income have been weakest during the first quarter, and the Company expects this trend to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the net sales contributed by new stores, shifts in the timing of certain holidays and the merchandise mix. Although the Company has experienced significant increases in comparable store net sales historically, management expects that any increases in comparable store net sales in the future will be smaller than those experienced historically. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF
  INCORPORATION AND BY-LAWS

    Certain provisions of the Company's Articles of Incorporation ("Articles of Incorporation") and By-Laws ("By-Laws") may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a shareholder might consider in its best interest. These provisions, among other things, (i) classify the Company's Board of Directors into three classes, each of which will serve for different three year periods, (ii) provide that only the Board of Directors, chairman or president may call special meetings of the shareholders, (iii) establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings, and (iv) require a vote of the holders of more than two-thirds of the shares entitled to vote in order to remove a director or amend the foregoing and certain other provisions of the Articles of Incorporation and By-Laws. In addition, the Board of Directors, without further action of the shareholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of the Common Stock.

EFFECTIVE CONTROL OF THE COMPANY BY EXISTING SHAREHOLDERS

    Based on shares owned as of June 1, 1997 and after giving effect to this offering, Mr. Brock and his wife, Mr. Perry and his wife, Mr. Compton and The SK Equity Fund, L.P. (the "Fund") and certain affiliates of the Fund will own, or otherwise control, approximately 44.6% of the Company's outstanding Common Stock. As a result, if such shareholders act together, they would have significant influence over, and may be able to effectively control, the election of the Directors of the Company, the outcome of any other matter submitted to a vote of the Company's shareholders for approval, including mergers, consolidations or the sale of all or substantially all of the Company's assets, and a change in control of the Company. See "Principal and Selling Shareholders."

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Company's Common Stock, which is quoted on the Nasdaq National Market, may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the Common Stock.

FORWARD-LOOKING STATEMENTS

    This Prospectus includes forward-looking statements concerning the Company's operations, economic performance and financial condition. Such statements may be identified by the use of words such as "believe," "anticipate" and "expect." The forward-looking statements concern, among other things, the Company's expansion plans; the projected costs relating to, the opening date for, and performance of the new Store Support Center; the subleasing of the Norfolk facility; dependence on imports and vulnerability to import restrictions, particularly MFN, the Hong Kong transition, and other factors relating to China; the Dollar Bills litigation; adverse economic factors; store openings; purchasing abilities; and capital requirements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those discussed under the caption "Risk Factors" in this Prospectus.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of Common Stock in this offering.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "DLTR" since the Company's initial public offering on March 6, 1995. The following table sets forth the high and low sale prices of the Company's Common Stock as reported on the Nasdaq National Market for the periods indicated.

     1995                                                                                        HIGH          LOW
--------------------------------------------------------------------------------------------  -----------  -----------
First quarter (from March 6, 1995)..........................................................   $     14     $     10 5/8
Second quarter..............................................................................         17 7/8       13 1/2
Third quarter...............................................................................         24 1/8       17 3/8
Fourth quarter..............................................................................         22 7/8       14 5/8


     1996
--------------------------------------------------------------------------------------------
First quarter...............................................................................         30 53/64   16 21/64
Second quarter..............................................................................         45         29
Third quarter...............................................................................         42         23
Fourth quarter..............................................................................         43         30 1/4

     1997
--------------------------------------------------------------------------------------------
First quarter...............................................................................         45 1/2     32 1/4
Second quarter (through June 19, 1997)......................................................         50 7/16    35 7/16

    On June 19, 1997, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $49.50 per share. As of June 1, 1997, the Company had 394 shareholders of record.

                                DIVIDEND POLICY

    The Company anticipates that all of its income in the foreseeable future will be retained for the development and expansion of its business and the repayment of indebtedness, and therefore does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's credit facilities contain financial covenants which restrict the Company's ability to pay dividends.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and total capitalization of the Company as of March 31, 1997.

                                                                                                    MARCH 31, 1997
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
Short-term debt:
  Revolving credit facility, current portion......................................................    $    4,500
  Current installments of obligations under capital leases........................................           295
                                                                                                    --------------
  Total short-term debt...........................................................................    $    4,795
                                                                                                    --------------
                                                                                                    --------------

Long-term debt(1):
  Revolving credit facility, excluding current portion............................................    $   30,000
  Obligations under capital leases, excluding current installments................................           981
                                                                                                    --------------
  Total long-term debt............................................................................        30,981
                                                                                                    --------------

Shareholders' equity:
  Common stock, $0.01 par value; 100,000,000 shares authorized; 25,959,379 shares issued and
    outstanding(2)................................................................................           260
  Additional paid-in capital......................................................................        32,740
  Retained earnings...............................................................................        73,339
                                                                                                    --------------
  Total shareholders' equity......................................................................       106,339
                                                                                                    --------------
  Total capitalization............................................................................    $  137,320
                                                                                                    --------------
                                                                                                    --------------

------------------------

(1) On April 30, 1997, the Company issued $30 million of unsecured Senior Notes due April 30, 2004. The proceeds from the issuance of the Notes were used to pay down a portion of the Company's existing revolving credit facility, which will enable the Company to use that credit facility to fund capital expenditures for the new Store Support Center. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) The number of outstanding shares does not include up to 3,532,315 shares of Common Stock issuable upon the exercise of (i) options to purchase 1,050,137 shares of Common Stock and (ii) warrants to purchase 2,482,178 shares of Common Stock outstanding as of March 31, 1997.

                            SELECTED FINANCIAL DATA
  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND SALES PER SQUARE FOOT DATA)

    The following table sets forth for the periods indicated selected financial data for the Company. The selected income statement and balance sheet data presented below for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the Company's financial statements that have been audited by KPMG Peat Marwick LLP, independent accountants. The selected income statement and balance sheet data presented below for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1997. This information should be read in conjunction with the financial statements and the notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus. The pro forma data have not been audited but, in the opinion of management, include all adjustments necessary to present fairly the information set forth therein including the matters referred to in footnotes 4 and 5 below.

                                                                                                                THREE MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                        -----------------------------------------------------  --------------------
                                                          1992       1993       1994       1995       1996       1996       1997
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
Net sales.............................................  $ 120,542  $ 167,753  $ 231,601  $ 300,229  $ 493,037  $  84,975  $ 117,746
Cost of sales.........................................     76,434    106,318    145,481    187,552    310,900     55,905     76,455
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit..........................................     44,108     61,435     86,120    112,677    182,137     29,070     41,291
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Selling, general and administrative expenses:
  Operating expenses..................................     29,546     39,559     54,993     70,504    111,401     24,288     32,116
  Depreciation and amortization.......................      2,075      3,054      4,186      5,468     10,527      2,212      2,932
  Recapitalization expenses(1)........................     --          4,387     --         --         --         --         --
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total...........................................     31,621     47,000     59,179     75,972    121,928     26,500     35,048
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income......................................     12,487     14,435     26,941     36,705     60,209      2,570      6,243
Interest expense......................................      1,138      1,837      4,028      2,617      5,193      1,069        450
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and extraordinary loss.....     11,349     12,598     22,913     34,088     55,016      1,501      5,793
Provision for income taxes............................        503      3,152      9,546     13,125     21,181        578      2,230
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary loss......................     10,846      9,446     13,367     20,963     33,835        923      3,563
Extraordinary loss, net of income tax(2)..............     --         --          1,253     --         --         --         --
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income............................................  $  10,846  $   9,446  $  12,114  $  20,963  $  33,835  $     923  $   3,563
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME PER SHARE DATA(3):
Income before extraordinary loss per share............                        $    0.49
Extraordinary loss per share..........................                             0.05
                                                                              ---------
Net income per share..................................                        $    0.44  $    0.76  $    1.19  $    0.03  $    0.12
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------  ---------
PRO FORMA DATA:
Net income............................................  $  10,846  $   9,446
Pro forma adjustment for C corporation income
  taxes(4)............................................      3,992      1,838
                                                        ---------  ---------
Pro forma net income(4)...............................  $   6,854  $   7,608
                                                        ---------  ---------
                                                        ---------  ---------
Pro forma net income per share(5).....................  $    0.25  $    0.28
                                                        ---------  ---------
                                                        ---------  ---------
Weighted average number of common shares
  and common share equivalents outstanding,
  in thousands(3 and 5)...............................     27,262     27,262     27,262     27,589     28,327     27,795     28,775
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
SELECTED OPERATING DATA:
Number of stores open at end of period(6):
  Mall................................................        145        145        154        173        202        179        211
  Strip center........................................        111        183        255        327        535        481        556
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total...........................................        256        328        409        500        737        660        767
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                                                THREE MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                        -----------------------------------------------------  --------------------
                                                          1992       1993       1994       1995       1996       1996       1997
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
SELECTED OPERATING DATA:
Net sales growth......................................       72.7%      39.2%      38.1%      29.6%      64.2%      74.5%     38.6%
Comparable store net sales increase(7)................       24.1%       6.9%       9.1%       7.3%       6.2%      11.8%     10.9%
Average net sales per store(8)........................     $  520     $  555     $  606     $  649  $     691  $     135  $     156
Average net sales per square foot(8):
  Mall................................................     $  214     $  224     $  241     $  246  $     249  $      49  $      49
  Strip center........................................     $  201     $  188     $  197     $  209  $     220  $      43  $      44
  All stores..........................................     $  210     $  206     $  214     $  221  $     229  $      45  $      46

                                                                                AS OF
                                                                            DECEMBER 31,                                    AS OF
                                                        -----------------------------------------------------             MARCH 31,
                                                          1992       1993       1994       1995       1996                  1997
                                                        ---------  ---------  ---------  ---------  ---------             ---------
BALANCE SHEET DATA:
Working capital.......................................    $10,457    $ 7,742    $14,334    $29,133  $  23,488             $  49,547
Total assets..........................................     32,077     42,188     60,688     91,621    171,099               192,324
Total debt............................................      3,316     17,768     14,205     14,518      4,353                35,776
Shareholders' equity..................................     17,499      3,660     17,274     39,087    101,590               106,339

------------------------------
 (1) Represents recapitalization expenses of $4.4 million incurred in connection with the 1993 Recapitalization, comprised of $3.6 million of management incentive expenses and $0.8 million of transaction expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

 (2) Represents redemption premiums of approximately $1.3 million plus write off of original issue discount financing costs of $0.9 million (net of income tax benefit of approximately $0.9 million) on the early retirement of the Company's 12% Senior Subordinated Notes and 12% Junior Subordinated Notes.

 (3) Income per share data have been computed by dividing its components by the weighted average number of common shares and common share equivalents outstanding. All warrants and options outstanding at December 31, 1994 have been considered outstanding for the entire year ended December 31, 1994 and are included in the calculation of the weighted average number of common shares and common share equivalents outstanding for net income per share computations in accordance with the rules of the Securities and Exchange Commission. For all periods after December 31, 1994, common share equivalents include the weighted average number of shares subject to stock options and warrants outstanding at the end of the period, after applying the treasury stock method.

 (4) Prior to September 30, 1993, the Company was treated as a subchapter S corporation for Federal and certain state income tax purposes. As such, income of the Company for that period was taxable to the individual shareholders rather than to the Company. Accordingly, the provision for income taxes for the year ended December 31, 1992 and the nine months ended September 29, 1993, represents corporate level state income taxes on income earned in those states that do not recognize subchapter S corporation status. On September 30, 1993, the Company converted to a subchapter C corporation. Accordingly, income since September 30, 1993 was taxable to the Company. Pro forma net income reflects a provision for income taxes as if the Company were a C corporation for all years presented at an assumed effective tax rate of approximately 40%.

 (5) Pro forma net income per share has been computed by dividing pro forma net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents include all outstanding stock options and warrants after applying the treasury stock method. All warrants and options outstanding at December 31, 1994 have been considered outstanding for years ended December 31, 1992 and 1993, and are included in the calculation of the weighted average number of common shares and common share equivalents outstanding for pro forma net income per share computations in accordance with the rules of the Securities and Exchange Commission.

 (6) The Company closed three stores in 1992, two stores in 1993, one store in 1994, three stores in 1995 and three stores in 1996.

 (7) Comparable store net sales increase compares net sales for stores open at the beginning of the first of the two periods compared. The comparable store net sales increase calculation for the three months ended March 31, 1997 includes net sales of Dollar Bills stores for the three months ended March 31, 1996 and March 31, 1997.

 (8) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for March 31, 1997. The 1996 calculation does not include the 28 stores expanded in 1996 due to remodeling and/or relocation, which increased total square footage by approximately 29,900 square feet. Results for the three months ended March 31, 1997 may not be indicative of full year average net sales per store or average net sales per square foot due to seasonal fluctuations in sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the financial statements and notes thereto incorporated by reference in this Prospectus.

OVERVIEW

    Dollar Tree was established by J. Douglas Perry, the Company's Chairman, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer (the "Founders"), in November 1986 with the opening of its first five stores in Virginia, Georgia and Tennessee. From November 1986 through October 1991, the Company's shareholders also owned a substantial portion of the outstanding stock of K&K Toys, a 136 store, mall based toy retailer managed by the Founders. During this period, Dollar Tree grew to 171 stores and shared certain management and distribution services and facilities with K&K Toys for which it paid a fee to K&K Toys.

    In October 1991, K&K Toys was acquired by a subsidiary of Melville Corporation. Following the sale of K&K Toys, the Founders focused their attention solely on Dollar Tree and effected a number of strategic changes, including (i) shifting the Company's merchandising focus away from closeout merchandise and towards its current emphasis on providing selection and value in traditional variety store categories, (ii) focusing its expansion strategy on strip center locations, (iii) accelerating its expansion program and (iv) improving the depth of the management team and breadth of operational controls. Since the sale of K&K Toys, Dollar Tree has grown from 171 stores to 737 stores as of December 31, 1996, and net sales and operating income have increased from $71.1 million and $5.2 million, respectively, for the twelve months ended January 31, 1992 to $493.0 million and $60.2 million, respectively, in calendar 1996. Since December 31, 1996, Dollar Tree has grown from 737 stores to 767 stores as of March 31, 1997. The Company's net sales increased 38.6% from $85.0 million to $117.7 million, and operating income increased 142.9% from $2.6 million to $6.2 million from the three months ended March 31, 1996 to the three months ended March 31, 1997.

    On September 30, 1993, the Company effected a recapitalization including a stock split and reclassification (the "1993 Recapitalization"), pursuant to which (i) J. Douglas Perry, Chairman of the Company's Board of Directors, his wife, Patricia W. Perry, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, his wife, Joan P. Brock, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer (the "Original Shareholders") sold to The SK Equity Fund, L.P. (the "Fund") and four individuals affiliated with the Fund (collectively, the "Co-Investors") 50% of the outstanding stock of the Company for an aggregate purchase price of $23.6 million, (ii) the Fund and the Co-Investors purchased from the Company $7.0 million face amount senior subordinated notes for $6.5 million (the "12% Senior Subordinated Notes") and purchased for $500,000 warrants to purchase 1,241,090 shares of Common Stock and (iii) on February 22, 1994 pursuant to a commitment entered into September 30, 1993, the Original Shareholders purchased from the Company $7.0 million face amount junior subordinated notes for $6.5 million (the "12% Junior Subordinated Notes") and purchased for $500,000 warrants to purchase 1,241,088 shares. On December 31, 1994, the Company redeemed and extinguished the 12% Senior Subordinated Notes and the 12% Junior Subordinated Notes (collectively, the "12% Notes"). As part of this transaction, the Company paid a redemption premium of approximately $1.3 million and issued an aggregate of $14.0 million principal amount of 9% Senior Subordinated Notes and 9% Junior Subordinated Notes (collectively, the "9% Notes") to the previous holders of the 12% Notes. The 9% Notes were paid in full in June 1996.

    On January 31, 1996, the Company acquired all of the stock of Dollar Bills, formerly known as Terrific Promotions, Inc., and subsequently merged Dollar Bills into the Company. At the time of the acquisition, Dollar Bills owned and operated 136 discount variety stores in 16 states, offering merchandise primarily at the $1.00 price point under the name Dollar Bill$, a modern 250,000 square foot distribution center in the Chicago area and a wholesale division, all of which the Company currently operates. The Company paid approximately $52.6 million in cash and $2.0 million in merchandise inventory for 100% of the stock of Dollar Bills and has accounted for the acquisition as a purchase. In connection with the acquisition, the Company recognized goodwill of $48.2 million, which it is amortizing over a 25 year period.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain selected income statement data as a percentage of net sales:

                                                                        YEAR ENDED              THREE MONTHS ENDED
                                                                       DECEMBER 31,                 MARCH 31,
                                                              -------------------------------  --------------------
                                                                1994       1995       1996       1996       1997
                                                              ---------  ---------  ---------  ---------  ---------

Net sales...................................................      100.0%     100.0%     100.0%     100.0%    100.0%
Cost of sales...............................................       62.8       62.5       63.1       65.8       64.9
                                                              ---------  ---------  ---------  ---------  ---------
  Gross profit..............................................       37.2       37.5       36.9       34.2       35.1
Selling, general and administrative expenses:
  Operating expenses........................................       23.8       23.5       22.6       28.6       27.3
  Depreciation and amortization.............................        1.8        1.8        2.1        2.6        2.5
                                                              ---------  ---------  ---------  ---------  ---------
    Total...................................................       25.6       25.3       24.7       31.2       29.8
                                                              ---------  ---------  ---------  ---------  ---------
Operating income............................................       11.6       12.2       12.2        3.0        5.3
Interest expense............................................        1.7        0.9        1.1        1.2        0.4
                                                              ---------  ---------  ---------  ---------  ---------
Income before income taxes and extraordinary loss...........        9.9       11.3       11.1        1.8        4.9
Provision for income taxes..................................        4.1        4.4        4.3        0.7        1.9
                                                              ---------  ---------  ---------  ---------  ---------
Income before extraordinary loss............................        5.8        6.9        6.8        1.1        3.0
Extraordinary loss, net of income tax.......................        0.6     --         --         --         --
                                                              ---------  ---------  ---------  ---------  ---------
Net income..................................................        5.2%       6.9%       6.8%       1.1%      3.0%
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THE THREE MONTHS ENDED MARCH 31,
  1996

    Net sales increased $32.8 million, or 38.6%, to $117.7 million for the three months ended March 31, 1997, from $85.0 million for the three months ended March 31, 1996. Of this increase, (i) approximately 50.2%, or $16.5 million, was attributable to stores opened in 1996 and 1997, which are not included in the Company's comparable store net sales calculation, (ii) approximately 29.5%, or $9.7 million, was attributable to the addition of 136 Dollar Bills stores on January 31, 1996, and (iii) approximately 20.3%, or $6.6 million, was attributable to comparable store net sales growth, which represented a 10.9% increase over comparable store net sales in the first quarter of 1996. The comparable stores net sales increase for March 31, 1997 includes sales of Dollar Bills stores for the three months ended March 31, 1996 and March 31, 1997. Because substantially all the Company's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. Comparable store net sales were driven primarily by an earlier Easter shopping season and a strong in-stock position on seasonal and general merchandise at year-end and throughout the quarter. The Company opened 30 new stores during the first quarter of 1997, compared to 24 new stores opened during the first quarter of 1996 (excluding the addition of 136 Dollar Bills stores in January, 1996).

    Management anticipates that the primary source of future sales growth will be new store openings and, to a lesser degree, sales increases from expanded and relocated stores and comparable store net sales increases. Although the Company has historically experienced significant increases in comparable store net sales and average net sales per square foot, management expects that any future increases in comparable store net sales and average net sales per square foot will be smaller than those experienced historically.
See "--Seasonality and Quarterly Fluctuations."

    Gross profit, which consists of net sales less cost of sales (including distribution and certain occupancy costs), increased $12.2 million, or 42.0%, to $41.3 million in the first quarter of 1997 from $29.1 million in the first quarter of 1996. As a percentage of net sales, gross profit increased to 35.1% from 34.2%, primarily due to improved merchandise costs (including freight) and improved occupancy and markdown costs as a percentage of net sales, offset by an increase in distribution costs as a percentage of net sales. Merchandise costs improved in part due to the change in merchandise mix, year over year, in the Dollar Bills stores, which were still operating with a heavier consumable product emphasis in the first quarter of 1996. Throughout 1996, the merchandise mix at Dollar Bills stores was changed to more closely resemble the mix at Dollar Tree stores. Therefore, management does not anticipate this level of improvement in merchandise costs in the future. Distribution costs increased as a result of start-up costs inherent in the installation of the Company's new Warehouse Management System. This new materials handling technology was installed in all three distribution centers during the first quarter, causing some slight disruption in merchandise flow. Management expects some minor disruption to continue into the second quarter, but believes it will not materially affect the Company's results of operations.

    Selling, general and administrative expenses, which include operating expenses and depreciation and amortization, increased $8.5 million, or 32.3%, to $35.0 million in the first quarter of 1997 from $26.5 million in the first quarter of 1996, and decreased as a percentage of net sales to 29.8% from 31.2% during the same period. This decrease, as a percentage of net sales, resulted primarily from reduced payroll costs due to the strong comparable store net sales increase. In addition, the decrease in selling, general and administrative expenses is partially due to approximately $1.3 million in non-recurring expenses incurred in the first quarter of 1996 related to the acquisition of Dollar Bills. Amortization of goodwill relating to the acquisition amounted to $500,000 for the first quarter of 1997.

    Operating income increased $3.7 million, or 142.9%, to $6.2 million for the first quarter of 1997 from $2.6 million for the comparable period in 1996, and increased as a percentage of net sales to 5.3% from 3.0% during the same period for the reasons noted above.

    Interest expense decreased $600,000 in the first quarter of 1997 compared to the first quarter of 1996 to $500,000 from $1.1 million during the same period. This decrease is primarily a result of lower levels of debt in 1997 compared to the comparable period in 1996, when the Company had increased borrowings related to the purchase of Dollar Bills.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Net sales increased $192.8 million, or 64.2%, to $493.0 million for 1996, from $300.2 million for 1995. Of this increase, (i) approximately 54.3%, or $104.7 million, was attributable to the 136 Dollar Bills stores added as of February 1, 1996, (ii) approximately 37.2%, or $71.8 million, was attributable to 198 stores opened in 1995 and 1996, which are not included in the Company's comparable store net sales calculation, and (iii) approximately 8.5%, or $16.3 million, was attributable to comparable store net sales growth, which represented a 6.2% increase over comparable store net sales for 1995. Dollar Bills stores are not included in the comparable store net sales calculations. Because substantially all the Company's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. Management believes that this increase in volume resulted from strong holiday selling seasons in 1996, increased inventory levels compared to the preceding year, and continued improvements in the quality and variety of merchandise offered. The Company opened 104 new stores (in addition to the 136 Dollar Bills stores added on January 31, 1996), and closed three stores during 1996 compared to opening 94 new stores and closing three stores during 1995.

    Gross profit increased $69.5 million, or 61.6%. As a percentage of net sales, gross profit decreased to 36.9% from 37.5%, reflecting, as a percentage of net sales, decreased merchandise margin (gross profit before inventory shrinkage, markdowns, and distribution and occupancy costs) and a slight increase in inventory shrinkage, partially offset by lower inbound freight costs and lower store occupancy costs. The decrease in merchandise margin as a percentage of net sales is a result of increased sales of domestically purchased products which generally carry a lower gross margin than imported merchandise. The increase in inventory shrinkage is due largely to higher shrinkage experienced at the Dollar Bills stores. The decrease in inbound freight arose primarily from more favorable terms negotiated with shippers and consolidators. The decrease in store occupancy costs as a percentage of net sales is a result of the comparable store net sales growth.

    As a result of the Dollar Bills acquisition in 1996, there was a shift in overall merchandise mix toward higher levels of domestic, consumable merchandise (for instance, food and health and beauty aids), which generally carry a higher merchandise cost. Management believes that changes in the overall merchandise mix arising from the acquisition are substantially complete and that the Company will continue to carry somewhat higher levels of domestic, consumable merchandise than in prior years. However, the Company expects imports to continue to account for approximately 35% to 40% of total purchases at retail.

    Selling, general and administrative expenses increased $46.0 million, or 60.5%, but decreased as a percentage of net sales to 24.7% from 25.3% during the same period. The decrease is due primarily to strengthened cost controls relating to hourly payroll at the store level. Management does not expect similar payroll cost savings in the future due to federally mandated increases in the minimum wage. During 1996, the Company's operating expenses incurred in connection with the Dollar Bills acquisition and litigation amounted to approximately $2.5 million. Depreciation and amortization expense increased $5.0 million, increasing as a percentage of net sales to 2.1% from 1.8% for 1995. Of this increase, $1.8 million related to the amortization of goodwill recognized in connection with the acquisition of Dollar Bills.

    Operating income increased $23.5 million, or 64.0%, to $60.2 million for 1996 from $36.7 million for 1995 and remained constant as a percentage of net sales at 12.2%.

    Interest expense increased $2.6 million to $5.2 million in 1996 compared to $2.6 million in 1995. This increase is a result of increased borrowing incurred in connection with Dollar Bills acquisition. The development facility used for the acquisition was repaid prior to year end. In addition, the Company redeemed and extinguished its 9% Subordinated Notes in June 1996.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    Net sales increased $68.6 million, or 29.6%, to $300.2 million for 1995, from $231.6 million for 1994. Of this increase, (i) approximately 79.0%, or $54.2 million, was attributable to a net increase of 176 stores opened in 1994 and 1995, which are not included in the Company's comparable store net sales calculation, and (ii) approximately 21.0%, or $14.4 million, was attributable to comparable store net sales growth, which represented a 7.3% increase over comparable store net sales for 1994. Because substantially all the Company's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. This increase in volume resulted from strong holiday selling seasons, increased inventory levels early in the year compared to the preceding year, and new promotional efforts which grouped like items into theme displays for more convenient shopping. The Company opened 94 new stores and closed three stores during 1995 compared to opening 82 new stores and closing one store during 1994.

    Gross profit increased $26.5 million, or 30.8%. As a percentage of net sales, gross profit increased to 37.5% from 37.2%, reflecting, as a percentage of net sales, lower inbound freight costs, lower store occupancy costs and distribution costs, and a slight decrease in markdowns, partially offset by lower merchandise margin. The decrease in store occupancy costs and distribution costs as a percentage of net sales is a result of the comparable store net sales growth. The decrease in merchandise margin as a percentage of net sales is a result of increased sales of domestically purchased products which generally carry a lower gross margin than imported merchandise. During the fourth quarter of 1995, the Company took advantage of the opportunity to purchase domestic product under attractive terms, while the receiving of some imported goods was delayed. This resulted in a decrease in imports as a percentage of total purchases. While fluctuations between imported and domestic merchandise occur throughout the year, the Company does not foresee any significant changes in the overall mix of imports and domestic purchases and expects imports to continue to account for approximately 35% to 40% of total purchases at cost.

    Selling, general and administrative expenses increased $16.8 million, or 28.4%, from 1994 to 1995, but decreased as a percentage of net sales to 25.3% from 25.6%. The decrease is due primarily to the recognition in 1994 of $1.0 million of costs associated with the grant of stock options and the comparable store net sales growth. Excluding the stock option costs, selling, general and administrative costs increased as a percentage of net sales to 25.3% from 25.1% during the period. This increase is primarily due to a slight increase in store payroll costs arising from efforts focused on strengthening store appearance and merchandise presentation as well as increasing inventory levels, predominantly in the third quarter of 1995. Depreciation and amortization expense increased $1.3 million but remained constant as a percentage of net sales at 1.8% for 1995 and 1994.

    Operating income increased $9.8 million, or 36.2%, to $36.7 million for 1995 from $26.9 million for 1994 and increased as a percentage of net sales to 12.2% from 11.6% for the reasons noted above. Excluding stock option costs incurred in 1994, operating income increased as a percentage of net sales to 12.2% for 1995 from 12.1% for 1994.

    Interest expense decreased $1.4 million to $2.6 million in 1995 compared to 1994. The Company was able to delay the use of its credit lines because of increased cash flows and a higher cash balance at the beginning of the year. The Company also redeemed and extinguished its 12% Notes and issued 9% Subordinated Notes, and wrote off the related discount and deferred financing costs at the end of 1994, resulting in no amortization expense in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's capital requirements result primarily from capital expenditures related to new store openings and working capital requirements related to new and existing stores. The Company's working capital requirements for existing stores are seasonal in nature and typically reach their peak near the end of the third and beginning of the fourth quarter of the year. Historically, the Company has met its seasonal working capital requirements for existing stores and funded its store expansion program from internally generated funds and borrowings under its credit facilities.

    During 1994, 1995 and 1996 and the first three months of 1997, net cash provided by (used in) operations was $17.5 million, $27.2 million, $39.2 million and ($20.7) million, respectively. The net cash used in operations during the first three months of 1997 was used primarily to build inventory levels and compares to net cash used in operations of ($17.2) million during the comparable period of 1996. Net cash used in investing activities during the same periods was $6.9 million, $11.6 million, $68.7 million, and $9.2 million, respectively. During 1994 and 1995, net cash used in investing activities consisted primarily of capital expenditures relating to new store expansion. During 1996, $52.2 million (net of cash acquired) was used for the purchase of Dollar Bills, funded with borrowings under the Company's credit facility, in addition to capital expenditures relating to new store expansion. During the first three months of 1997, net cash used in investing activities consisted primarily of capital expenditures relating to new store expansions. Net cash provided by (used in) financing activities during the same periods was ($5.5) million, $0.8 million, $10.1 million and $31.3 million, respectively. In 1994, these funds were primarily used for the extinguishment of debt. In 1995, the funds provided were primarily a result of the exercise of stock options granted under the Company's Stock Option Plan. In 1996, the funds provided were primarily a result of the issuance of 750,000 shares of common stock in a public offering completed in June and the exercise of stock options granted under the employee stock compensation plans, reduced by the repayment of subordinated debt and notes payable to banks. During the first three months of 1997, net funds provided by financing activities were primarily used to fund seasonal working capital needs.

    The Company expects to expand by approximately 145 to 150 stores during 1997, and by approximately 175 to 180 stores during 1998. In 1996, the average investment per new store, including capital expenditures, initial inventory and pre-opening costs, was approximately $162,000 per store. The Company's cash needs for opening new stores in 1997 are expected to total approximately $25.0 million, $14.6 million of which is budgeted for capital expenditures and $10.4 million of which is budgeted for initial inventory and pre-opening costs. The Company's total planned capital expenditures for 1997 are approximately $59 million, including approximately $34 million relating to the new distribution center and headquarters facility, and including planned expenditures for expanded and relocated stores, additional equipment for the distribution centers and computer system upgrades.

    On September 27, 1996, the Company entered into an amended and restated credit agreement with its banks which provides for a $135 million unsecured revolving credit facility to be used for working capital, letters of credit, and development needs, bearing interest at the agent bank's prime rate or LIBOR plus a spread, at the Company's option. As of June 1, 1997, the interest rate was approximately 6.6%. The credit agreement, among other things, requires the maintenance of certain specified ratios, restricts the amount of capital expenditures, restricts the payments of cash dividends and other distributions, limits the amount of debt, prohibits a change in control of the Company, and establishes certain minimum beneficial ownership requirements of the founding shareholders. The maturity date of the facility is May 31, 2000. The facility must be paid down to a specified amount for at least 30 consecutive days at any time between December 1 and March 1 of each year. For 30 days during the period from December 1, 1997, to March 1, 1998, the facility must be paid down to $30 million.

    On April 30, 1997, the Company issued $30 million of 7.29% unsecured Senior Notes. The proceeds from the issuance of the Notes were used to pay down a portion of the revolving credit facility, which will enable the Company to use that credit facility to fund capital expenditures for the new Store Support Center. The Company will pay interest on the Notes semi-annually on April 30 and October 30 each year and will pay principal in five equal annual installments of $6 million beginning April 30, 2000. The Note holders have the right to require the Company to prepay the Notes in full without premium upon a change of control or upon certain asset dispositions or certain other transactions by the Company. The Note agreements, among other things, prohibit certain mergers and consolidations, require the maintenance of certain specified ratios, require that the Notes rank pari passu with the Company's other debt, and limit the amount of Company debt. In the event of default or a prepayment at the option of the Company, the Company is required to pay a prepayment penalty equal to a make-whole amount.

    The Company believes that it can adequately fund its planned capital expenditures and working capital requirements for the next several years from net cash provided by operations and availability under its credit facilities. The use of a portion of the Company's debt capacity in the construction of its new Store Support Center is not expected to affect the Company's ability to fund operations and expenditures. The Company expects to capitalize a substantial portion of the interest incurred in connection with the construction of the new facility and therefore does not anticipate a significant increase in interest charges in 1997.

SEASONALITY AND QUARTERLY FLUCTUATIONS

    The Company has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for the Company are the Christmas and Easter seasons. A disproportionate amount of the Company's net sales and a substantial majority of the Company's operating and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason the Company's net sales were below seasonal norms during the fourth quarter, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's annual operating results, particularly operating and net income, could be adversely affected. Historically, net sales, operating income and net income have been weakest during the first quarter, and the Company expects this trend to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the net sales contributed by new stores and the merchandise mix.

    Shifts in the timing of certain holidays may also have an effect on quarterly results. The Company believes that the change in the timing of the Easter holiday from April 16 in 1995 to April 7 in 1996 shifted a substantial amount of Easter sales from the second quarter in 1995 to the first quarter in 1996. The Company believes that the change in the timing of the Easter holiday from April 7 in 1996 to March 30 in 1997 further shifted Easter sales from second quarter in 1996 to first quarter in 1997, potentially lowering comparable store net sales in the second quarter of 1997.

    The following table sets forth certain unaudited results of operations for each quarter of 1995 and 1996 and the first quarter of 1997. The unaudited information has been prepared on the same basis as the audited consolidated financial statements incorporated herein by reference and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of results for any future period. Although the Company has experienced significant increases in comparable store net sales increases historically, management expects that any increases in comparable net sales in the future will be smaller than those experienced historically.

                                                                       QUARTER ENDED
                              ------------------------------------------------------------------------------------------------
                               MAR. 31,     JUNE 30,     SEPT. 30,   DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,   DEC. 31,
                                 1995         1995         1995        1995        1996        1996        1996        1996
                              -----------  -----------  -----------  ---------  -----------  ---------  -----------  ---------

                                                                   (DOLLARS IN THOUSANDS)
Net sales...................   $  48,733    $  62,885    $  67,427   $ 121,185   $  84,975   $ 102,689   $ 110,588   $ 194,785
Gross profit................   $  16,458    $  22,340    $  26,068   $  47,811   $  29,070   $  35,659   $  41,890   $  75,518
Operating income............   $     865    $   4,879    $   6,656   $  24,305   $   2,570   $   7,586   $  11,134   $  38,919
Stores open at end of
  period....................         424          452          478         500         660         686         712         737
Comparable store net
  sales increases...........         6.8%        16.8%         2.8%        3.8%       11.8%        1.5%        4.3%        7.6%


                               MAR. 31,
                                 1997
                              ----------

Net sales...................  $  117,746
Gross profit................  $   41,291
Operating income............  $    6,243
Stores open at end of
  period....................         767
Comparable store net
  sales increases...........       10.9%

INFLATION

    The Company's ability to provide quality merchandise at the $1.00 price point is subject to certain economic factors which are beyond the Company's control, including inflation. Significant and unexpected increases in inflation could have a material adverse effect on the Company's business and results of operations, especially given the constraints on the Company's ability to pass on any incremental costs through price increases.

NEW ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, EARNINGS PER SHARE. SFAS 128 establishes standards for computing and presenting net income per share and is effective for financial statements issued for periods ending after December 15, 1997. It replaces the calculation and presentation of primary earnings per share with basic earnings per share and the calculation and presentation of fully diluted earnings per share with diluted earnings per share. The pro forma basic earnings per share calculation under SFAS No. 128 would have been $0.14 for the three months ended March 31, 1997. The calculation and presentation of diluted earnings per share under SFAS No. 128 is not expected to differ materially from the Company's reported fully diluted earnings per share amounts.

                                    BUSINESS

OVERVIEW

    Dollar Tree was established by J. Douglas Perry, the Company's Chairman, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer (the "Founders"). Messrs. Perry and Brock began their careers in the variety store business in 1969, working in a "five and dime" variety store owned by Mr. Perry's father. In 1970, they, along with Mr. Perry's father, founded K&K Toys. Under their management and that of Mr. Compton, who joined K&K Toys in 1979, K&K Toys expanded to 136 stores and was one of the largest mall based toy retailers in the United States, based on number of stores, when it was sold in October 1991.

    In the mid 1980s, the Founders saw the opportunity to expand the variety store concept into a new type of store, the "dollar store". In the 1980s, traditional discount variety stores (such as Woolworth) were encountering increasing competition from new mass merchandisers (such as Wal-Mart) and smaller format, low price variety stores (such as Dollar General), both formats emphasizing selection and value. In November 1986, Dollar Tree Stores opened five variety stores using the $1.00 price point. From November 1986 through October 1991, the Company increased the number of stores to 171, while continuing to develop the Dollar Tree concept. During this period, Dollar Tree benefitted from the Founders' familiarity with variety store retailing and from the existing infrastructure of K&K Toys, with whom Dollar Tree shared certain operating functions and expenses.

    Following the sale of K&K Toys in 1991, the Founders focused their attention solely on Dollar Tree and effected a number of strategic changes, including (i) shifting the Company's merchandising focus away from closeout merchandise towards its current emphasis on providing selection and value in traditional variety store categories, (ii) focusing its expansion strategy on strip center locations, (iii) accelerating the Company's expansion program and (iv) improving the depth of the management team and breadth of operational controls.

    Dollar Tree has opened over 80 new stores in each of the last three years. Dollar Tree stores have been successful in major metropolitan areas, mid-sized cities and small towns with populations under 25,000, and management believes that Dollar Tree stores can perform well in a variety of locations. The Company is focusing its expansion strategy on strip center locations anchored by strong mass merchandisers such as Wal-Mart, whose target customers management believes are similar to those of Dollar Tree.

BUSINESS STRATEGY

    The Company's goal is to continue its leadership position in the $1.00 price point segment of the discount retail industry. Factors contributing to the success of the Company's operations include:

        VALUE OFFERING. Dollar Tree's management strives to exceed its customers' expectations of the range and quality of products that can be purchased for $1.00. Management believes that many of the items Dollar Tree sells for $1.00 are typically sold for higher prices elsewhere. The Company is able to offer such value in part by purchasing a substantial portion of its products directly from foreign manufacturers, allowing the Company to pass on savings to the customer. In addition, direct relationships with both domestic and foreign manufacturers permit broad product selection, customized packaging and frequently the ability to obtain larger sizes and higher package quantities.

        CHANGING MERCHANDISE MIX. The Company supplements its wide assortment of quality everyday core merchandise with a changing mix of new and exciting products, including seasonal goods, such as summer toys, back-to-school products and Christmas wrapping paper and, to a limited extent, selected closeout merchandise. Closeouts comprise no more than 15% of merchandise purchased at cost. The Company also takes advantage of the availability of lower priced, private label goods, which are comparable to national name brands.

        STRONG AND CONSISTENT STORE LEVEL ECONOMICS. The Company believes that its attractive store level economics and the flexibility of its real estate strategy provide it with a wide range of real estate opportunities and will facilitate its continued expansion. The Company's stores have historically been profitable within the first full year of operation, with an average store level operating income of approximately $162,000 (approximately 23% of net sales) for stores whose first full year of operation was 1996. In addition, the operating performance of the Company's stores has been very consistent, with over 90% of the Company's stores opened for the entire year having store level operating income margins in excess of 15% for 1996.

        COST CONTROL. Given the Company's pricing structure, Dollar Tree believes that maintaining sufficient margins and tight control over store expenses, corporate expenses and inventories is critical to its success. Dollar Tree closely manages both retail inventory shrinkage and retail markdowns of inventory, limiting each to an average of less than 2.5% of annual net sales over the last five years. In the past five years, Dollar Tree has maintained gross profit margins in the 36% to 37% range and increased its operating income margin from 8.6% to 12.2%. In 1996, as a result of the Dollar Bills acquisition, gross profit margin was slightly impacted by a shift in merchandise mix toward higher levels of domestic, consumable merchandise (for instance, food and health and beauty aids), which generally carry a higher merchandise cost.

        EXPERIENCED RETAIL MANAGEMENT TEAM. The Company's three executive officers, J. Douglas Perry, Macon F. Brock, Jr., and H. Ray Compton, each have between 18 and 28 years of experience in the retail industry and have worked together for the past 18 years. Additionally, the Company's seven Vice Presidents each have significant experience in their respective areas of operational expertise.

GROWTH STRATEGY

    The primary factors contributing to Dollar Tree's net sales growth have been new store openings and comparable store net sales increases, as well as the January 1996 acquisition of Dollar Bills. For the five years ended December 31, 1996, net sales increased at a compound annual growth rate of 42.2% and operating income increased at a compound annual growth rate of 48.2%. Management anticipates that the primary sources of future sales growth will be new store openings and to a lesser degree sales increases from expanded and relocated stores and comparable store net sales increases. Currently, management anticipates expanding by approximately 145 to 150 stores in 1997, and approximately 175 to 180 stores in 1998. The Company's expansion plans include increasing its presence in its existing markets to take advantage of market opportunities and efficiencies in distribution and field management and selectively entering new markets. Although the Company has experienced significant increases in comparable store net sales and average net sales per square foot historically, management expects that any increases in comparable store net sales and average net sales per square foot in the future will be smaller.

    Dollar Tree's real estate strategy allows the Company the flexibility of opening stores in a variety of locations. Management believes that Dollar Tree stores can perform well in strip center locations and selected mall locations. The Company is currently concentrating on strip center locations anchored by strong mass merchandisers such as Wal-Mart, Target and Kmart, whose target customers management believes are similar to those of Dollar Tree. Although strip center locations typically have lower sales per square foot, strip center locations benefit from lower total investment requirements and lower occupancy costs than mall based locations. Dollar Tree stores have been successful in major metropolitan areas such as Washington/Baltimore, mid-sized cities such as Norfolk, Virginia, and small towns with populations under 25,000. Management also believes that its stores have a relatively small shopping radius, which permits the concentration of multiple stores in a single market.

MERCHANDISING AND STORE FORMAT

    Dollar Tree's primary goal in merchandising is to offer a wide assortment of products in traditional variety store categories which exceed customer expectations of the value available for $1.00. The Company seeks to accomplish this goal by: (i) offering a balanced mix of everyday core products and changing products in traditional variety store categories, (ii) maintaining a disciplined, global purchasing program and (iii) emphasizing the effective presentation of merchandise in the stores.

    MERCHANDISE MIX. Management believes its merchandise mix differentiates Dollar Tree from other discount variety stores selling at the $1.00 price point. The Company's stores offer a well stocked selection of core and changing products within the traditional variety store categories, although the actual items and brands offered at any one time will vary. The traditional variety store categories featured in Dollar Tree stores include housewares, seasonal goods, food, toys, health and beauty aids, party goods, stationery, hardware, gifts, books and other consumer items.

    Dollar Tree utilizes seasonal merchandise and, to a limited extent, selected closeout merchandise to add to the variety and freshness in the stores' merchandise. Seasonal goods include summer toys, back-to-school products and Christmas wrapping paper. The Company purchases closeout merchandise, which management believes can be effective in generating recognized value and excitement, as opportunities present themselves, but limits the percentage of total inventory represented by closeout merchandise to less than 15%.

    When the opportunity presents itself, the Company purchases items which it prices at two for $1.00. These items provide sufficient value to the customer without compromising the Company's margin goals. These items are the only items in the store on which a price tag is used, and customers may buy only one item if desired.

    During 1996, the merchandise mix at the Dollar Bills stores was adjusted to more closely reflect the broad variety traditionally offered by Dollar Tree. In turn, the merchandise mix at the Dollar Tree stores was supplemented with increased domestic consumable products of the type normally carried at the Dollar Bills stores.

    PURCHASING. Management believes that its disciplined purchasing program, its relationships with its suppliers and the exclusive focus of its buying power at the $1.00 price point contribute to its successful purchasing strategy. Dollar Tree believes that offering perceived as well as real value to its customers while maintaining target merchandise margins in its purchasing program is critical to its success.

    The Company purchases merchandise from 600 to 700 vendors annually, buying both directly from vendors and indirectly from trading companies and brokers. No vendor accounted for 10% or more of total merchandise purchased in any of the last five calendar years. New vendors are used frequently to offer competitive, yet varied, product selection and to maintain high levels of value.

    The Company deals with its suppliers principally on an order-by-order basis and has no long-term purchase contracts or other contractual assurance of continued supply or pricing. While there can be no assurance of a continuing and increasing supply of quality merchandise suitable to be priced by the Company at $1.00, management believes that such merchandise will be available in sufficient quantities to meet the Company's plans for future growth.

    In 1995 and 1996, the Company purchased approximately 34% and 32%, respectively, of its merchandise based on cost and approximately 37% and 35%, respectively, of its merchandise based on retail, directly from vendors located abroad, primarily in Hong Kong and Taiwan (through which the Company's Chinese imports flow), Thailand, Italy, Mexico and Indonesia. The Company expects imports to continue to account for approximately 35% to 40% of total purchases at retail. In addition, the Company believes that a substantial portion of the goods the Company purchases from domestic vendors are manufactured abroad. See "Risk Factors--Risks Associated with Imports."

    VISUAL MERCHANDISING. Management believes that the presentation of its merchandise is critical to communicating value and excitement to its customers. Stores are attractively designed with the use of vibrant colors, uniform decorative signage and supportive accent lighting. The stores are bright, carpeted and provide background music, helping to create an inviting atmosphere for shoppers. Dollar Tree uses a variety of very adaptable merchandising fixtures, including slat walls, bins and shelving, and adjustable gift displays to allow flexibility and the shifting of the merchandise mix to feature seasonal merchandise. Some of these fixtures have been specifically designed for Dollar Tree, such as the customized shelf display designed to promote the store's porcelain gift products at the front of the stores. Dollar Tree maintains a Field Merchandising and Store Opener Group to coordinate visual presentation in stores throughout the chain and expedite the store opening process. The Company relies on attractive exterior signage and in-store merchandising as its primary form of advertising and generally does not utilize other forms of advertising.

    Merchandise is displayed in densely stocked bins and shelves and organized by category according to a standard store layout plan used throughout the chain. The wide variety, value and freshness of merchandise at the $1.00 price point and lively appearance of the store create excitement for customers that management believes results in high store traffic, high sales volume and an environment which encourages "impulse" purchases. Night stocking and "recovery" of the stores help maintain the stores' clean and neat appearance as well as ensure that the maximum amount of merchandise is displayed, particularly in the busy fourth quarter. The size of the store, standard layout, merchandising by category, pricing structure and convenient locations combine for a time efficient shopping experience for the customer.

    Centralized check-out at the front of the store and the even-dollar pricing policy ensure that customers are not kept waiting. The Company does not have and does not currently anticipate adding a point-of-sale system, and credit cards are not accepted.

SITE SELECTION AND STORE LOCATIONS

    The Company maintains a disciplined, cost sensitive approach to site selection, favoring strip centers and selected enclosed malls. In the last five years, Dollar Tree has opened primarily strip center based stores, which have historically required lower initial capital investment and generated higher operating margins than mall stores. The Company favors opening new stores in strip center locations anchored by strong mass merchandisers such as Wal-Mart, Kmart and Target, whose target customers management believes are similar to those of Dollar Tree. The Company has also begun to open more stores in neighborhood centers anchored by large grocery retailers. Dollar Tree stores have been successful in major metropolitan areas, mid-sized cities and small towns with populations under 25,000, and management believes that Dollar Tree stores can perform well in a variety of locations. Management believes that its stores have a relatively small shopping radius, which permits the concentration of multiple stores in a single market. The Company's ability to open new stores is contingent upon, among other factors, locating suitable sites and negotiating favorable lease terms.

    The prototype for future Dollar Tree stores is between 4,000 to 4,500 square feet per store, of which approximately 85% to 90% represents selling space. This represents a substantial increase over the historical average of approximately 3,000 square feet per store.

    As of March 31, 1997, Dollar Tree operated 767 stores in 26 states, 556 of which were located in strip centers (including certain non strip-center, urban based Dollar Bills stores) and 221 of which were located in malls. Of the strip center based stores, 211 were located in strips with Wal-Mart, 57 with Kmart and 35 with Target.

    The Company currently leases all of its existing store locations and expects that its policy of leasing rather than owning will continue as it expands. The Company's leases typically provide for a short initial lease term with options on the part of the Company to extend. Management believes that this lease strategy enhances the Company's flexibility to pursue various expansion and relocation opportunities resulting from changing market conditions. The Company's ability to open new stores is contingent upon locating satisfactory sites, negotiating favorable leases, obtaining necessary financing and recruiting and training additional qualified management personnel.

    As current leases expire, the Company believes that it will be able either to obtain lease renewals if desired for present store locations, or to obtain leases for equivalent or better locations in the same general area. To date, the Company has not experienced difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores. A substantial number of the Company's store leases contain certain provisions related to changes in control of the Company. These provisions may arguably be applicable in a substantial number of the Company's leases as a result of the 1993 Recapitalization, and may be applicable in a small number of additional leases as a result of the prior public offerings of the Company's common stock and this offering. Many of the Company's leases contain provisions with which the Company does not comply, including provisions requiring purchase of insurance upon leasehold improvements and/or property located in the stores, requiring the Company to advertise or prohibiting the Company from operating another store within a specified radius. Based primarily on the Company's belief that it maintains good relations with its landlords, that most of its leases are at market rents, and that it has historically been able to secure leases for suitable locations, management believes that these provisions will not have a material adverse effect on the business or financial position of the Company.

FIELD MANAGEMENT AND PERSONNEL

    Management believes its philosophy of providing strong field and store management is an integral element of delivering value to its customers. The Company maintains a highly trained and well managed staff to ensure that all stores are continuously well maintained and tightly controlled and to provide the best possible customer service. The field organization is directed by the Senior Vice President, Sales and Operations, assisted by two Directors of Sales and Operations and eleven Regional Managers, who in turn oversee numerous District Managers and Area Supervisors. The corporate office is home of "Dollar Tree University," where field and store managers receive extensive training.

    Each store typically employs a manager, two assistant managers and 4 to 20 sales associates, most of whom are part-time. Additional temporary personnel are typically hired to assist the stores with increased store traffic and sales volume in the fourth quarter. Store managers are responsible for the operations of individual stores, including recruiting and hiring store personnel, communicating financial results nightly and coordinating with the distribution staff on ordering, receiving and displaying weekly shipments.

    Management believes its compensation and benefit programs are a key element in attracting and retaining qualified field management and store personnel and in obtaining a high degree of dedication from employees to their jobs. To motivate the Company's field organization, Dollar Tree has in place bonus plans for the certain groups, including Regional Managers, Regional Field Merchandisers, District Managers, Store Managers and Associate Store Managers. Compensation under the various bonus plans are based on a variety of factors which vary between plans. These factors include comparable store sales, overall sales performance, inventory shrinkage levels, payroll and net income. Eligible employees may participate in the Company's Employee Stock Purchase Plan and its 401(k) and profit sharing plan. In addition, medical and dental insurance are available to eligible employees.

WAREHOUSING AND DISTRIBUTION

    Warehousing and distribution are managed centrally by the Company from its corporate headquarters, which is located in the same building as its Norfolk distribution center. The Company views maintaining strong warehousing and distribution support for its stores as a critical element of its expansion strategy and its ability to maintain a low cost operating structure. As the Company continues its expansion, it intends to open new units in regions around its distribution centers.

    The Norfolk distribution center consists of 186,000 square feet; the Memphis distribution center encompasses 244,000 square feet; and the Chicago distribution center comprises 250,000 square feet. The

Company's distribution centers have the capacity to service an estimated 1,000 stores. The Company currently leases its corporate headquarters and Norfolk distribution center. The lease expires in June 2004. The distribution center in Memphis is also leased; this lease expires in September 2004, with four additional five year terms available. Additionally, the Company leases the Chicago distribution center; this lease expires in June 2005, with certain options to renew.

    The Company plans to replace the Norfolk facility with a new Store Support Center consisting of an approximately 400,000 square foot distribution center and a headquarters facility to be built in Chesapeake, Virginia. The new distribution center will contain advanced materials handling technologies, including a new automated conveyor and sorting system, radio-frequency inventory tracking equipment, improved racking and specialized information systems designed to improve inventory movement and controls. When the new Store Support Center is complete, the Company plans to relocate from its Norfolk facility. Management believes that upon completion of the new facility, the Company's capacity to serve its stores will increase from approximately 1,000 to 1,600 stores. The Company also believes that the new distribution center will be operational in early 1998, when its increased capacity is needed to support stores that are projected to be open as of that date. See "Risk Factors -- Risks Associated with New Store Support Center" and "Risk Factors--Disruptions in Receiving and Distribution."

    Substantially all of the Company's inventory is shipped directly from suppliers to the Company's distribution centers. Dollar Tree's substantial distribution center capacity allows the Company to receive manufacturers' early shipment discounts and buy large quantities of goods at favorable prices. In addition, during the past several years the Company has utilized offsite facilities to accommodate large shipments of seasonal merchandise. Since the distribution centers maintain back-up inventory and provide weekly delivery to each store, in-store inventory requirements are reduced and the Company is able to operate with smaller stores than would otherwise be required. Since many stores are limited in size, off-hours stocking, as well as off-site storage space, is utilized to support the store's inventory turnover, particularly during the busy fourth quarter.

    Distribution to the stores is centrally controlled by the Company's distribution group. The Company's merchandise replenishment software generates distribution models that can be based on variables such as store volume and certain demographic and physical characteristics of the stores. Each store has a weekly and monthly budgeted inventory requirement based on its projected sales for the year and its existing inventory levels. Stores receive weekly shipments of merchandise from distribution centers based on their anticipated inventory requirements for each week and communication via telephone or electronic mail between store managers and the distribution group. The Company has the ability to make two weekly deliveries to high volume stores during the busy Christmas season.

    The Company's distribution fleet consists of 18 leased tractors and 61 owned or leased trailers. The majority of the Company's inventory is delivered to the stores by contract carriers. The Company fleet is used in freight lanes which allow backhauls of merchandise from suppliers to its distribution centers and to service stores located near distribution centers. The Company is continuously looking for opportunities to reduce its freight and distribution costs and periodically evaluates various delivery options.

MANAGEMENT INFORMATION SYSTEMS

    The Company's management information systems allow it to monitor its merchandising, inventory, distribution and operating expenses centrally at its Norfolk headquarters. These systems allow the Company to support its stores efficiently, manage inventory turnover, and provide detailed financial reporting to support management's operational decisions and cost control efforts. The Company does not have and does not currently anticipate adding a point-of-sale system.

COMPETITION

    The retail industry is highly competitive. The Company's competitors include mass merchandisers (such as Wal-Mart), discount stores (such as Dollar General), variety stores (such as Woolworth), closeout stores (such as Odd Lot and Big
Lot) and other $1.00 price point stores. In January 1996, the Company acquired all of the stock of one of its competitors, Dollar Bills. Several of the largest operators of discount stores at the $1.00 price point (or their parent companies) have filed for or emerged from bankruptcy protection in U.S. bankruptcy court and have closed a number of their stores, while others have abandoned the $1.00 price point concept and/or reconfigured their stores. The Company may face competition in the future which could have an adverse effect on its financial results.

TRADEMARKS

    The Company is the owner of Federal service mark registrations for "Dollar Tree," the "Dollar Tree" logo, "1 Dollar Tree" together with the related design, and "One Price . . . One Dollar," each of which expires in 2003 or later. A small number of the Company's stores operate under the name "Only $1.00," for which the Company has not obtained a service mark registration; if it were required to change the name of these stores, the Company does not believe that this would have a material adverse effect on its business. Additionally, with the acquisition of Dollar Bills in January 1996, the Company became the owner of various Federal service mark registrations, including a concurrent use registration for "Dollar Bill$" and the related logo. The Company also occasionally uses various names under which it markets products. Management indicates that the "brand names" are not significant to the Company's operations.

EMPLOYEES

    The Company employed approximately 8,500 employees at March 31, 1997, approximately 1,900 of whom were full-time and 6,600 part-time. The number of part-time employees fluctuates depending on seasonal needs. The Company considers its relationship with employees to be good and has not experienced significant interruptions of operations due to labor disagreements. None of the Company's employees are currently represented by a labor union. On March 20, 1996, the employees of the Company's Norfolk distribution center voted against union representation by the International Brotherhood of Teamsters in an election certified by the National Labor Relations Board. There can be no assurance that any of the Company's employees will not in the future elect to be represented by a union. The Company considers its relationship with employees to be good and has not experienced significant interruptions of operations due to labor disagreements.

LEGAL PROCEEDINGS

    The Company is engaged in a dispute with the former owners of Dollar Bills. See "Risk Factors-- Legal Proceedings." Additionally, the Company is a party to ordinary routine litigation and proceedings incidental to its business, including certain matters which may occasionally be asserted by the Consumer Product Safety Commission, none of which is individually or in the aggregate material to the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL

    The following table sets forth certain information with respect to directors, executive officers and certain key personnel of the Company:

DIRECTORS AND EXECUTIVE OFFICERS        AGE                            OFFICE
----------------------------------      ---      --------------------------------------------------

J. Douglas Perry                            49   Chairman of the Board; Director
Macon F. Brock, Jr.                         55   President and Chief Executive Officer; Director
H. Ray Compton                              54   Executive Vice President and Chief Financial
                                                   Officer; Director
John F. Megrue                              39   Vice Chairman of the Board; Director
Allan W. Karp                               42   Director
Thomas A. Saunders, III                     61   Director
Alan L. Wurtzel                             63   Director
Frank Doczi                                 59   Director

CERTAIN KEY PERSONNEL

Thomas J. Bowyer                            38   Senior Vice President, Sales and Operations
Frederick C. Coble                          36   Senior Vice President, Finance
K. Bryan Bagwell                            37   Vice President, Merchandise
Leonard Intrieri                            57   Vice President, Human Resources
Darcel L. Stephan                           39   Vice President, Information Systems
Stephen W. White                            42   Vice President, Logistics

DIRECTORS AND EXECUTIVE OFFICERS

    J. DOUGLAS PERRY has been a Director and Chairman of the Board of the Company since 1986 when he founded the Company with Mr. Brock and Mr. Compton. Mr. Perry is primarily responsible for directing the real estate, leasing and construction functions of the Company. Until 1991, he was an executive officer of K&K Toys which he, along with Mr. Brock, Mr. Compton and Mr. Perry's father, built from its original single store to 136 stores. Mr. Perry has 28 years of retail experience. Mr. Perry attended Old Dominion University.

    MACON F. BROCK, JR. has been Chief Executive Officer of the Company since 1993 and a Director and President of the Company since 1986 when he founded the Company with Mr. Perry and Mr. Compton. He also serves on the Board of Directors for Signet Banking Corporation. Mr. Brock directs the overall operations of the Company which primarily include purchasing, merchandising, logistics and distribution and store operations. Until 1991, he was employed in a similar role with K&K Toys. Mr. Brock has 28 years of retail experience. Mr. Brock graduated from Randolph Macon College, served in the U.S. Marine Corps as a Captain and was a special agent for U.S. Naval Intelligence.

    H. RAY COMPTON has been a Director, Executive Vice President and Chief Financial Officer of the Company since 1986 when he founded the Company with Mr. Perry and Mr. Brock. He is responsible for finance, maintenance of credit facilities, cash management, information systems and human resources. He also serves on the Board of Directors of Hibbett Sporting Goods, Inc. From 1979 until 1991 Mr. Compton was employed in a similar role with K&K Toys. Prior to 1979, he was associated for 15 years with a manufacturing company in various accounting and management positions. Mr. Compton graduated from Phillips Business College.

    JOHN F. MEGRUE has been a Director and Vice Chairman of the Board of the Company since September 1993. He also serves as Chairman of the Board and a director of Hibbett Sporting Goods, Inc. Mr. Megrue has been a partner of SKM Partners, L.P., which serves as the general partner of Saunders Karp & Megrue and the Fund, since 1992. From 1989 to 1992 Mr. Megrue served as a Vice President and Principal at Patricof & Co. and prior thereto he served as a Vice President at C.M. Diker Associates. Mr. Megrue received a B.S. in mechanical engineering from Cornell University and an M.B.A. from the Wharton School.

    ALLAN W. KARP has been a Director of the Company since September 1993. Mr. Karp has been a partner of SKM Partners, L.P., which serves as the general partner of Saunders Karp & Megrue and the Fund, since 1990. Before founding Saunders Karp & Megrue, Mr. Karp was a Principal in the Merchant Banking Department at Morgan Stanley & Co., where he began in the firm's Mergers and Acquisitions Department in 1983. Mr. Karp graduated from M.I.T.'s Sloan School of Management with a Masters of Science degree in Management.

    THOMAS A. SAUNDERS, III, has been a Director of the Company since September 1993. He also serves on the Board of Directors of Hibbett Sporting Goods, Inc. Mr. Saunders has been a partner of SKM Partners, L.P., which serves as the general partner of Saunders Karp & Megrue and the Fund, since 1990. Before founding Saunders Karp & Megrue, Mr. Saunders served as a Managing Director of Morgan Stanley & Co. from 1974 to 1989 and the Chairman of The Morgan Stanley Leveraged Equity Fund II, L.P., from 1987 to 1989. Mr. Saunders is a member of the Board of Visitors of the Virginia Military Institute and is the Chairman of the Board of Trustees of the University of Virginia's Darden Graduate School of Business Administration. Mr. Saunders is also a Trustee of the Cold Spring Harbor Laboratory. Mr. Saunders received a B.S. in electrical engineering from the Virginia Military Institute in 1958 and an M.B.A. from the University of Virginia's Darden Graduate School of Business in 1967.

    ALAN L. WURTZEL has been a Director of the Company since April 1995. Mr. Wurtzel serves as the Vice Chairman of the Board of Circuit City Stores, Inc. ("Circuit City"), a large consumer electronics retailing chain. From 1986 to 1994, he served as Chairman of the Board of Circuit City. Prior to 1986, he served in several other capacities with Circuit City, including Chief Executive Officer (1973 to 1986). From December 1986 to April 1988, he served as President of Operation Independence, a non-profit organization. Mr. Wurtzel was a director of Office Depot, Inc. from 1989 to 1996. Mr. Wurtzel has 31 years of retail experience. He is a graduate of Oberlin College and Yale Law School.

    FRANK DOCZI has been a Director of the Company since May 1995. Mr. Doczi currently serves as Special Advisor to the Chairman of Hechinger Company. Prior to that appointment, he served as the President and Chief Executive Officer of Home Quarters Warehouse, Inc. ("HQ"), a subsidiary of Hechinger Company, from 1988 until 1995. Mr. Doczi had been with HQ since its inception in 1984. He also served as a member of the Management Committee for the Hechinger Company. Prior to Mr. Doczi's association with HQ, he spent seven years with Moore's, a chain of home centers operated by Evans Products Company, where he was the Senior Vice President, General Merchandise Manager. Mr. Doczi attended Rutgers University.

    Mr. Brock is married to Mr. Perry's sister. There are no additional family relationships among the Directors and executive officers.

CERTAIN KEY PERSONNEL

    THOMAS J. BOWYER became Senior Vice President, Sales and Operations, of the Company in January 1995 and prior thereto served as Vice President, Sales and Operations from July 1991. Prior thereto, he served as Director of Sales and Operations of Dollar Tree from August 1989. His previous work experience includes positions as a district manager with K&K Toys from 1988 and in the grocery business, and store management positions with Circus World and Kay-Bee Toy Stores.

    FREDERICK C. COBLE became Senior Vice President, Finance, of the Company in January 1997 and prior thereto served as Vice President, Controller, of the Company since December 1991. Prior to joining the Company in December 1989, he served as Internal Audit Manager with Royster Company, a manufacturing company, and as Audit Manager for KPMG Peat Marwick LLP. Mr. Coble graduated from the University of Virginia in 1982 and is a Certified Public Accountant.

    K. BRYAN BAGWELL became Vice President, Merchandise, of the Company in September 1993. Prior thereto, Mr. Bagwell served as Merchandise Manager for Dollar Tree from March 1993 to September 1993 and as a buyer for the Company from October 1991 to March 1993. Before joining the Company, Mr. Bagwell worked for K&K Toys from 1977 to October 1991, starting as a distribution center associate and leaving as a senior buyer.

    LEONARD INTRIERI became Vice President, Human Resources, of the Company in September 1989. Prior thereto, he served as Personnel Director from February 1987 to March 1989 and Director, Human Resources, from March 1989 to September 1989. Mr. Intrieri previously worked as Personnel Manager for K&K Toys (1984-1987), assistant personnel manager for Allied Marine Corporation (1982-1984), assistant personnel/employee relations manager for Colonial Stores/Big Star Supermarkets (1980-1982) and employment counselor for an independent employment agency (1979-1980).

    DARCEL L. STEPHAN became Vice President, Information Systems, of the Company in September 1989. Prior thereto, she served as Data Processing Director from February 1987 to September 1989. Before joining the Company, Ms. Stephan worked for K&K Toys as Data Processing Supervisor from December 1980 to February 1987. Ms. Stephan previously worked as a programmer/analyst with Haynes Furniture, a furniture retailer, and C. Lloyd Johnson, a distributor of manufactured goods.

    STEPHEN W. WHITE became Vice President, Logistics in December 1995 after having joined the Company in June 1994 as Director of Transportation and Distribution. Prior to joining the Company, he served as Director of Transportation and Distribution Planning for Ames Department Stores from July 1986 to June 1994. His previous work experience included various transportation and supply positions with a number of companies, including Shell Oil Company and Eastern Airlines. Mr. White graduated from Northeastern University in 1978.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership as of June 1, 1997 of the Common Stock by (i) each of the Directors,
(ii) each of the executive officers, (iii) all current Directors and executive officers as a group, (iv) each other person who is the beneficial owner of more than 5% of the outstanding Common Stock and (v) each other Selling Shareholder. The address of each Director and executive officer of the Company is c/o Dollar Tree Stores, Inc., 2555 Ellsmere Ave., Norfolk Commerce Park, Norfolk, Virginia 23513.

                                                                                              BENEFICIAL OWNERSHIP
                                                          BENEFICIAL OWNERSHIP
                                                           BEFORE OFFERING(1)                  AFTER OFFERING(1)
                                                          --------------------               ----------------------
                                                                                  SHARES
                                                           SHARES     PERCENT   OFFERED(2)    SHARES      PERCENT
                                                          ---------  ---------  -----------  ---------  -----------

DIRECTORS AND EXECUTIVE OFFICERS
J. Douglas Perry........................................  2,731,393(3)    10.28%    464,187  2,117,206       7.97%
Macon F. Brock, Jr......................................  2,698,228(4)    10.15%    359,938  2,329,791       8.77%
H. Ray Compton..........................................    692,576(5)     2.65%    159,125    508,451       1.94%
John F. Megrue..........................................  8,567,815(6)    31.43%        --   6,011,606      22.06%
Allan W. Karp...........................................  8,557,815(7)    31.40%      4,223  6,011,607      22.06%
Thomas A. Saunders, III.................................  8,579,815(8)    31.48%        --   6,011,607      22.06%
Alan L. Wurtzel.........................................     23,000(9)     *            --      23,000       *
Frank Doczi.............................................     17,250(10)    *            --      17,250       *

All current Directors and executive
  officers of the Company (8 persons)................... 14,780,398       51.80%    987,473 11,026,994      38.64%

OTHER 5% SHAREHOLDERS
The SK Equity Fund, L.P.................................  8,543,747(11)   31.35%  2,541,985  6,001,762      22.02%
  Two Greenwich Plaza
  Suite 100
  Greenwich, Connecticut 06830

OTHER SELLING SHAREHOLDERS
Joan P. Brock...........................................  1,037,365(12)    3.99%    245,751    791,614       3.04%
Christopher K. Reilly...................................      2,813(13)     *           845      1,968       *
Robert C. Miller and Macon F. Brock, Jr., as Trustees of
  the Brock Children's Trust............................      8,499         *         8,499        --          --
Robert C. Miller and J. Douglas Perry, as Trustees for
  Joseph C. Perry Descendants Trust.....................    407,938(14)    1.56%     50,000    357,938       1.37%
Robert C. Miller and J. Douglas Perry, as Trustees for
  Brandon D. Perry Descendants Trust....................    407,938(14)    1.56%     50,000    357,938       1.37%
Robert C. Miller and J. Douglas Perry, as Trustees for
  Laura Page Perry Descendants Trust....................    407,937(14)    1.56%     50,000    357,937       1.37%
James P. Compton, Trustee of the Brymar Descendants
  Trust.................................................    332,916(15)    1.27%     25,000    307,916       1.18%
Melanie K. Berman, Custodian for Kyle Galbreath
  Megrue................................................      7,034(16)     *         2,112      4,922       *
Melanie K. Berman, Custodian for Christopher Galbreath
  Megrue................................................      7,034(16)     *         2,112      4,922       *
Thomas A. Saunders, III and Joanne S. Berkley, as
  Trustees for the Saunders Dollar Tree Trust...........     14,068(17)     *         4,223      9,845       *
Thomas A. Saunders, III and Mary Jordan Saunders, as
  Trustees for The Saunders 1996 CRT....................     22,000(18)     *        22,000         --         --
John F. Megrue as Trustee for The Megrue 1997 CRT.......     10,000(18)     *        10,000         --         --

------------------------------

  * less than 1%

 (1) As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person. The Company has issued warrants to acquire 2,482,178 shares of Common Stock (the "Warrant Shares") all of which are currently exercisable. The table does not give effect to anticipated June 1996 transfers of less than 200,000 shares beneficially owned by the Founders.

 (2) Assumes no exercise of the Underwriter's over-allotment option to purchase up to 600,000 shares of Common Stock. If the Underwriters exercise this option in whole, the Selling Shareholders will sell additional shares in the following respective amounts: J. Douglas Perry, 16,306 shares; Macon F. Brock, Jr., 16,306 shares; H. Ray Compton, 4,888 shares; Allan W. Karp, 918 shares; The SK Equity Fund, L.P., 559,560 shares; Christopher K. Reilly, 186 shares; Melanie K. Berman, Custodian for Kyle Galbreath Megrue, 459 shares; Melanie K. Berman, Custodian for Christopher Galbreath Megrue, 459 shares; Thomas A. Saunders, III and Joanne S. Berkley, as Trustees for the Saunders Dollar Tree Trust, 918 shares. A partial exercise of this option would reduce these amounts pro rata.

 (3) Includes 671,329 shares and 558,489 Warrant Shares owned by trusts for the benefit of certain Perry family members, of which Mr. Perry is a trustee, but excludes 920,999 shares owned by Mr. Perry's wife, Patricia W. Perry.

 (4) Includes 583,337 shares and 558,489 Warrant Shares owned by trusts for the benefit of certain Brock family members, of which Mr. Brock is a trustee, but excludes 1,037,365 shares owned by Mr. Brock's wife, Joan P. Brock.

 (5) Includes 249,852 shares and 124,110 Warrant Shares owned by trusts for the benefit of certain Compton family members, over which Mr. Compton may indirectly exercise investment or voting power, but excludes 25,000 shares owned by Mr. Compton's wife, Jean T. Compton.

 (6) Represents 12,044 shares and 2,024 Warrant Shares owned by Mr. Megrue's sister as Custodian for his children. Also includes 7,341,136 shares and 1,234,611 Warrant Shares owned by The SK Equity Fund, L.P. Mr. Megrue is a general partner of the general partner of The SK Equity Fund, L.P. Gives effect to the anticipated indirect transfers of 22,000 shares from The SK Equity Fund, L.P. to Mr. Saunders and his wife as trustees of The Saunders 1996 CRT and 10,000 shares from The SK Equity Fund, L.P. to Mr. Megrue as trustee of The Megrue 1997 CRT. See Note (11). Mr. Megrue's beneficial ownership includes the 10,000 shares to be owned by him as trustee of The Megrue 1997 CRT upon the completion of such transfers.

 (7) Includes 7,341,136 shares and 1,234,611 Warrant Shares owned by The SK Equity Fund, L.P., and 2,025 Warrant Shares owned by Mr. Karp. Mr. Karp is a general partner of the general partner of The SK Equity Fund, L.P. Gives effect to the anticipated indirect transfers of 22,000 shares from The SK Equity Fund, L.P. to Mr. Saunders and his wife as trustees of The Saunders 1996 CRT and 10,000 shares from The SK Equity Fund, L.P. to John F. Megrue as trustee of The Megrue 1997 CRT. See Note (11).

 (8) Represents 12,043 shares and 2,025 Warrant Shares owned by an irrevocable trust for the benefit of certain Saunders family members, of which Mr. Saunders is a trustee. Also includes 7,341,136 shares and 1,234,611 Warrant Shares owned by The SK Equity Fund, L.P. Mr. Saunders is a general partner of the general partner of The SK Equity Fund, L.P. Gives effect to the anticipated indirect transfers of 22,000 shares from The SK Equity Fund, L.P. to Mr. Saunders as trustee of The Saunders 1996 CRT and 10,000 shares from The SK Equity Fund, L.P. to John F. Megrue as trustee of The Megrue 1997 CRT. See Note (11). Mr. Saunders' beneficial ownership includes the 22,000 shares to be owned by him and his wife as trustees of The Saunders 1996 CRT upon the completion of such transfers.

 (9) Includes 5,750 shares held in a revocable trust of which Mr. Wurtzel is a trustee and 17,250 shares issuable upon exercise of certain stock options granted to Mr. Wurtzel pursuant to The Dollar Tree Stores, Inc. Stock Incentive Plan.

(10) Includes 17,250 shares issuable upon exercise of certain stock options granted to Mr. Doczi pursuant to The Dollar Tree Stores, Inc. Stock Incentive Plan.

(11) Includes 1,234,611 Warrant Shares. Messrs. Megrue, Saunders and Karp, as general partners of the general partner of The SK Equity Fund, L.P., may be deemed to have beneficial ownership of shares held by The SK Equity Fund, L.P. and the shares and Warrant Shares held by The SK Equity Fund, L.P. have been attributed to them in the table above. Gives effect to the anticipated indirect transfers of 22,000 shares and 10,000 shares from The SK Equity Fund, L.P. to Thomas A. Saunders, III and John F. Megrue, respectively, as general partners of the general partner of The SK Equity Fund, L.P. Also gives effect to the anticipated transfers of the 22,000 shares from Mr. Saunders to Mr. Saunders and his wife as trustees of The Saunders 1996 CRT and of the 10,000 shares from Mr. Megrue to himself as trustee of The Megrue 1997 CRT. These anticipated transfers are expected to occur after June 1, 1997 and before the closing of this offering. See Notes (6), (7) and (8) above, and Note (18) below.

(12) Does not include 2,139,789 shares and 558,489 Warrant Shares beneficially owned by Mrs. Brock's husband, Macon F. Brock, Jr.

(13) Includes 405 Warrant Shares. Mr. Reilly is a general partner of Saunders Karp & Megrue, an affiliate of The SK Equity Fund, L.P.

(14) Includes 186,163 Warrant Shares.

(15) Includes 124,110 Warrant Shares.

(16) Includes 1,012 Warrant Shares.

(17) Includes 2,025 Warrant Shares.

(18) Reflects ownership of shares after completion of an anticipated indirect transfer from The SK Equity Fund, L.P. expected to occur after June 1, 1997 and before the closing of this offering. See Note (11).

                                  UNDERWRITING

    The Underwriters named below have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                                     NUMBER
UNDERWRITERS                                                                       OF SHARES
---------------------------------------------------------------------------------  ----------
Montgomery Securities............................................................   1,000,000
Alex. Brown & Sons Incorporated .................................................   1,000,000
Goldman, Sachs & Co. ............................................................   1,000,000
Smith Barney Inc.................................................................   1,000,000
                                                                                   ----------
    Total........................................................................   4,000,000
                                                                                   ----------
                                                                                   ----------

    The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $1.05 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    The Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 600,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

    The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    All of the Selling Shareholders have agreed, subject to certain limited exceptions, not to offer, sell or otherwise dispose, directly or indirectly, of any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of Montgomery Securities, as representative of the Underwriters. The Company has agreed not to offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of Montgomery Securities, as representative of the Underwriters, except that the Company, without such consent, may grant options or issue Common Stock upon exercise of new or outstanding options pursuant to The Dollar Tree Stores, Inc. Amended and Restated Stock Option Plan, The Dollar Tree Stores, Inc. Stock Incentive Plan and The Dollar Tree Stores, Inc. Employee Stock Purchase Plan.

    The Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing

Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    In general, purchases of Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Respresentatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the Common Stock and certain other legal matters in connection with this offering will be passed upon for the Company by Hofheimer, Nusbaum, McPhaul & Samuels, a Professional Corporation, Norfolk, Virginia. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements of Dollar Tree Stores, Inc. as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") with respect to the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. A copy of the reports and other information filed by the Company in accordance with the Exchange Act may be inspected without charge at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission with a Web site address of http://www.sec.gov. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and (3) the Company's Registration Statement on Form 8-A filed February 28, 1995, registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be delivered to H. Ray Compton, Executive Vice President and Chief Financial Officer, 2555 Ellsmere Avenue, Norfolk, VA 23513.

                             [Internal Store Photo]

-----------------------------------------------
                                 -----------------------------------------------
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                                 -----------------------------------------------

  NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------
                               TABLE OF CONTENTS
                             ---------------------

                                                         PAGE
                                                       ---------
PROSPECTUS SUMMARY...................................          3
RISK FACTORS.........................................          6
USE OF PROCEEDS......................................         12
PRICE RANGE OF COMMON STOCK..........................         12
DIVIDEND POLICY......................................         12
CAPITALIZATION.......................................         13
SELECTED FINANCIAL DATA..............................         14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS
  OF OPERATIONS......................................         16
BUSINESS.............................................         23
MANAGEMENT...........................................         30
PRINCIPAL AND SELLING SHAREHOLDERS...................         33
UNDERWRITING.........................................         35
LEGAL MATTERS........................................         36
EXPERTS..............................................         36
ADDITIONAL INFORMATION...............................         36
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......         37

                                4,000,000 SHARES

                                     [LOGO]

                            DOLLAR TREE STORES, INC.
                                  COMMON STOCK
                                  -----------
                                   PROSPECTUS
                                ----------------

                             MONTGOMERY SECURITIES
                               ALEX. BROWN & SONS
                                  INCORPORATED
                              GOLDMAN, SACHS & CO.
                               SMITH BARNEY INC.
                                 JUNE 19, 1997

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